MEMORANDUM OF CHANGES
                     VAN KAMPEN FOCUS PORTFOLIOS, SERIES 136

         The Prospectus filed with Amendment No. 1 of the Registration Statement on Form S-6 has been revised to reflect information regarding the deposit of Van Kampen Focus Portfolios, Series 136 on February 16, 1999. An effort has been made to set forth below each of the major changes and also to reflect the same by blacklining the marked counterparts of the Prospectus submitted with the Amendment.

Cover Page.  The date of the Prospectus has been completed.

Pages 2-3.   "The Summary of Essential Financial Information" section and "Fee
             Table" have been completed.

Pages 4-10.  Revisions have been made and the portfolios have been completed.

Pages 11-18. The descriptions of the Securities issuers have been completed.

Pages 19-20. The Report of Independent Certified Public Accountants and
             Statements of Condition have been completed.

                                                              FILE NO. 333-70897
                                                                    CIK #1025295


                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549-1004


                                 Amendment No. 1
                                       to
                                    Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.


A. Exact Name of Trust:    VAN KAMPEN FOCUS PORTFOLIOS, SERIES 136

B. Name of Depositor:      VAN KAMPEN FUNDS INC.

C. Complete address of Depositor's principal executive offices:

                           One Parkview Plaza
                           Oakbrook Terrace, Illinois  60181

D. Name and complete address of agents for service:

  CHAPMAN AND CUTLER           VAN KAMPEN FUNDS INC.
  Attention:  Mark J. Kneedy   Attention:  A. Thomas Smith III, General Counsel
  111 West Monroe Street       One Parkview Plaza
  Chicago, Illinois  60603     Oakbrook Terrace, Illinois  60181


E. Title of securities being registered:  Units of proportionate interest

F. Approximate date of proposed sale to the public:


             AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE
                             REGISTRATION STATEMENT

/ X /  Check box if it is proposed that this filing will become effective at
----   2:00 p.m. on February 16, 1999 pursuant to Rule 487.

                                   Van Kampen
                                Focus Portfolios



Telecommunications Trust, Series 5
Pharmaceutical Trust, Series 5
Utility Trust, Series 5

--------------------------------------------------------------------------------

   Van Kampen Focus Portfolios, Series 136 includes the unit investment trusts described above (the "Trusts"). Each Trust seeks to increase the value of your investment by investing in a portfolio of common stocks of companies diversified within a single industry. Of course, we cannot guarantee that a Trust will achieve its objective.



            The Units are not deposits or obligations of any bank or
                   government agency and are not guaranteed.



                                February 16, 1999



       You should read this prospectus and retain it for future reference.



--------------------------------------------------------------------------------
 The Securities and Exchange Commission has not approved or disapproved of the
        Units or passed upon the adequacy or accuracy of this prospectus.
               Any contrary representation is a criminal offense.

                   Summary of Essential Financial Information
                                February 16, 1999

Public Offering Price                                      General Information
Aggregate value of Securities per Unit (1)  $      9.900   Initial Date of Deposit                     February 16, 1999
Sales charge                                       0.325   Mandatory Termination Date                  February 16, 2001
   Less deferred sales charge                      0.225   Record Dates                          June 10 and December 10
Public offering price per Unit (2)          $     10.000   Distribution Dates                    June 25 and December 25

                                                            Telecommunications     Pharmaceutical          Utility
                                                                   Trust                Trust               Trust
                                                            ------------------    ----------------    ----------------
Initial number of Units (3)                                             14,895              14,980               14,855
Aggregate value of Securities (1)                           $          147,466    $        148,298    $         147,065
Estimated initial distribution per Unit (4)                 $             0.05    $           0.02    $            0.09
Estimated annual dividends per Unit (4)                     $          0.18198    $        0.07657    $         0.34575
Redemption price per Unit (5)                               $             9.67    $           9.67    $            9.67

--------------------------------------------------------------------------------
(1)Each Security is valued at the last closing sale price on its principal trading exchange or at the last asked price if not listed on the business day before the Initial Date of Deposit. You will bear all or a portion of the expenses incurred in organizing and offering your Trust. The Public Offering
   Price includes the estimated amount of these costs. The Trustee will deduct these expenses from your Trust at the end of the initial offering period
   (approximately three months). The estimated amount for each Trust is described on the next page.
(2)The Public Offering Price will include any accumulated dividends or cash in the Income or Capital Accounts of a Trust. (3) At the Evaluation Time on the
   Initial Date of Deposit, the number of Units may be adjusted so that the
   Public Offering Price per Unit equals $10. The number of Units and fractional interest of each Unit in a Trust will  increase or decrease to the extent of any adjustment.
(4)This estimate is based on the most recently declared quarterly dividends or interim and final dividends accounting for any foreign withholding taxes.
   Actual dividends may vary due to a variety of factors. See "Risk Factors".
(5)The redemption price is reduced by any remaining deferred sales charge. See
   "Rights of Unitholders--Redemption of Units". The redemption price includes the estimated organizational and offering costs. The redemption price will not include these costs after the initial offering period.

                                    Fee Table
                                                            Telecommunications     Pharmaceutical          Utility
                                                                   Trust                Trust               Trust
                                                            ------------------    ----------------    ----------------
Transaction Fees (as % of offering price)
Initial sales charge (1)                                           1.00%                1.00%               1.00%
Deferred sales charge (2)                                          2.25%                2.25%               2.25%
                                                            ------------------    ----------------    ----------------
Maximum sales charge                                               3.25%                3.25%               3.25%
                                                            ------------------    ----------------    ----------------
Maximum sales charge on reinvested dividends                       2.25%                2.25%               2.25%
                                                            ==================    ================    ================

Estimated Organizational Costs per Unit (3)                  $         0.04917   $         0.02694    $        0.05769

Estimated Annual Expenses per Unit
Trustee's fee and operating expenses                         $         0.01723   $         0.01338    $        0.01863
Supervisory and evaluation fees                              $         0.00500   $         0.00500    $        0.00500
                                                            ------------------    ----------------    ----------------
Estimated annual expenses per Unit                           $         0.02223   $         0.01838    $        0.02363
                                                            ==================    ================    ================

Estimated Costs Over Time
One year                                                     $              40   $              37    $              41
Three years                                                  $              44   $              41    $              46
Five years                                                                 N/A                 N/A                  N/A
Ten years                                                                  N/A                 N/A                  N/A

   This fee table is intended to assist you in understanding the costs that you will bear and to present a comparison of fees. The "Estimated Costs Over Time" example illustrates the expenses you would pay on a $1,000 investment assuming a 5% annual return and redemption at the end of each period. This example assumes that you reinvest all distributions at the end of each year. Of course, you should not consider this example a representation of actual past or future expenses or annual rate of return which may differ from those assumed for this example. The sales charge and expenses are described under "Public Offering" and "Trust Operating Expenses".

--------------------------------------------------------------------------------
(1)The initial sales charge is the difference between the maximum sales charge and the deferred sales charge.
(2)The deferred sales charge is actually equal to $0.225 per Unit. This amount will exceed the percentage above if the Public Offering Price per Unit falls below $10 and will be less than the percentage above if the Public Offering
   Price per Unit exceeds $10. The deferred sales charge accrues daily and is assessed from June 15, 1999 through February 14, 2000.
(3)You will bear all or a portion of the expenses incurred in organizing and offering your Trust. The Trustee will deduct the actual amount of these expenses from your Trust at the end of the initial offering period.

Telecommunications Trust

   The Trust seeks to increase the value of your Units over time by investing in a portfolio of common stocks of companies diversified within the telecommunications industry. Technological advancements have made it possible for people to communicate in ways that were not possible in the past. We designed this Trust to benefit from companies leading in these advancements. Cellular phones, the Internet, e-mail and personal pagers have rapidly changed the way people communicate.


                             [chart appears here.]


   o New digital capabilities (versus analog signals) improve the quality of wireless phone service. Digital technology also makes it possible to use a single wireless telephone to transmit voice, data and fax communications. The technology can also provide traditional phone enhancement like call waiting.

   o The wireless communications industry in the U.S. is growing with more than 44 million subscribers and industry revenues of more than $23 billion in 1996.

   o We believe there is potential for growth. Wireless communications account for approximately 5% of all telephone use. The market share for wireless communications outside the U.S. is even less. Technological advancements, deregulation and stronger competition may offer future growth.

   Of course, we cannot guarantee that the Trust will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.

Portfolio
--------------------------------------------------------------------------------------------------------------
                                                                                 Current              Cost of
Number                                                      Market Value         Dividend            Securities
of Shares       Name of Issuer (1)                         per Share (2)         Yield (3)           to Trust (2)
----------      -----------------------------------       ---------------       -----------         -------------
        86      AT&T Corporation                            $     85.938              1.54%         $   7,390.63
        61      ALLTEL Corporation                                60.063              2.03              3,663.81
       120      Ameritech Corporation                             60.938              2.08              7,312.50
        88      BCE, Inc.                                         41.875              2.11              3,685.00
       129      Bell Atlantic Corporation                         57.813              2.66              7,457.81
       164      BellSouth Corporation                             44.688              1.70              7,328.75
+       22      British Telecommunications Plc                   167.313              2.07              3,680.88
+       94      Cable & Wireless Plc                              39.750              1.58              3,736.50
        57      Century Telephone Enterprises, Inc.               64.500              0.40              3,676.50
       185      Cincinnati Bell, Inc.                             20.125              1.99              3,723.13
+      162      Compania de Telecomunicaciones
                  de Chile S.A.                                   22.875              1.40              3,705.75
+       42      France Telecom S.A.                               89.000              0.00              3,738.00
       115      GTE Corporation                                   65.125              2.89              7,489.38
+      222      Hong Kong Telecommunications Ltd.                 16.750              6.55              3,718.50
+       77      KPN NV                                            49.000              2.44              3,773.00
        25      Level 3 Communications, Inc.                      56.000              0.00              1,400.00
        92      MCI WorldCom, Inc.                                79.438              0.00              7,308.25
        47      Nextel Communications, Inc.                       31.938              0.00              1,501.06
+      156      Philippine Long Distance Telephone Company        22.875              0.44              3,568.50
+       74      Portugal Telecom S.A.                             50.000              1.61              3,700.00
        26      Qwest Communications International, Inc.          55.813              0.00              1,451.13
       144      SBC Communications, Inc.                          50.813              1.84              7,317.00
        93      Sprint Corporation                                79.938              1.25              7,434.19
        44      Sprint Corporation (PCS Group)                    33.125              0.00              1,457.50
+       61      Tele Danmark A/S                                  60.438              1.85              3,686.69
+       93      Telecom Corporation of New Zealand Limited        39.875              3.91              3,708.38
+       39      Telecom Italia SpA                                93.375              0.00              3,641.63
+      132      Telefonica de Argentina S.A.                      28.563              4.89              3,770.25
+      298      Telefonica del Peru S.A.A.                        12.375              0.00              3,687.75
+       27      Telefonica S.A.                                  134.125              1.23              3,621.38
+       70      Telefonos de Mexico S.A.                          52.750              2.84              3,692.50
        29      Telephone and Data Systems, Inc.                  50.750              0.87              1,471.75
       120      US WEST, Inc.                                     59.875              3.57              7,185.00
+       21      Vodafone Group Plc                               180.125              0.57              3,782.63
----------                                                                                          -------------
     3,215                                                                                          $  147,465.73
==========                                                                                          =============


See "Notes to Portfolios".

Pharmaceutical Trust

   The Trust seeks to increase the value of your Units over time by investing in a portfolio of common stocks of companies diversified within the pharmaceuticals industry. The pharmaceuticals industry is changing in dynamic ways. We believe that industry and demographic trends suggest that this activity will continue to grow. We designed this Trust to benefit from companies that are poised for growth in this industry.


                             [chart appears here.]


   Consider these factors from Standard & Poor's Industry Surveys data:

   o Approximately 70% of the pharmaceutical industry's prescription drug production is distributed to hospitals, health maintenance organizations (HMOs) and retail pharmacies. These organizations are becoming more important in the current health care environment.

   o Aging baby boomers, coupled with longer life expectancies, may contribute to an expanding elderly population. The World Health Organization expects the global over-65 population to increase to more than 690 million by 2025.

   o We believe that these demographic trends may drive the treatment methods for chronic conditions that often afflict the elderly (such as hypertension, arthritis, Alzheimer's disease and depression). Pharmaceuticals may be a cost-effective alternative to expensive hospitalization in a highly cost-conscious health care environment.

   o The Food and Drug Administration (FDA) has established procedures to speed up review times. Approval times for new drug applications have declined from an average of 34 months in 1986 to 16.2 months in 1997. The FDA approved more new drug applications in 1996 than in the previous ten years.

   Of course, we cannot guarantee that the Trust will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.

Portfolio
--------------------------------------------------------------------------------------------------------------
                                                                                 Current              Cost of
Number                                                      Market Value         Dividend            Securities
of Shares       Name of Issuer (1)                          per Share (2)        Yield (3)           to Trust (2)
----------      -----------------------------------        ---------------      -----------         -------------
        69      ALZA Corporation                            $    54.1250              0.00%         $   3,734.63
       130      American Home Products Corporation               58.3750              0.00              7,588.75
        61      Amgen, Inc.                                     120.3125              0.20              7,339.06
+      186      Astra AB                                         19.8125              0.00              3,685.13
        80      Biogen, Inc.                                     92.5000              0.00              7,400.00
        59      Bristol-Myers Squibb Company                    125.4375              0.92              7,400.81
+       96      Elan Corporation Plc                             78.0000              0.00              7,488.00
        82      Eli Lilly and Company                            90.1875              0.00              7,395.38
       155      Forest Laboratories, Inc.                        48.5000              0.99              7,517.50
        92      Genentech, Inc.                                  80.7500              1.00              7,429.00
+      117      Glaxo Wellcome Plc                               63.8125              0.00              7,466.06
        88      Johnson & Johnson                                84.6250              2.16              7,447.00
       118      Medicis Pharmaceutical Corporation               62.5625              0.12              7,382.38
        49      Merck & Company, Inc.                           150.6875              0.88              7,383.69
       153      Monsanto Company                                 47.2500              1.08              7,229.25
        85      Pfizer, Inc.                                    130.0000              0.44             11,050.00
       136      Pharmacia & Upjohn, Inc.                         54.5000              0.83              7,412.00
       204      Schering-Plough Corporation                      54.3125              0.80             11,079.75
+      110      SmithKline Beecham Plc                           68.1250              0.00              7,493.75
       107      Warner-Lambert Company                           68.9375              0.80              7,376.31
----------                                                                                          -------------
     2,177                                                                                          $  148,298.45
==========                                                                                          =============


See "Notes to Portfolios".

Utility Trust

   The Trust seeks to increase the value of your Units over time by investing in a portfolio of common stocks of companies diversified within the utility industry. We selected stocks of companies from cable, electric, gas and telephone utility companies. This industry has long been considered a monopoly of sorts. Now utility companies are experiencing deregulation that may increase competition and lower prices. The Federal Energy Regulatory Commission estimates that consumers can save $3.8 billion to $5.4 billion annually if the legislative trend continues. We designed this Trust to benefit from companies that are poised for growth in this industry.


                             [chart appears here.]


    Deregulation

   o We believe that federal deregulation of the U.S. electric power industry has led to a breakdown of the monopoly-like structure of the utility industry and increased competition which may lower energy prices. Of course, increased competition may also have a negative impact on companies that cannot compete effectively.

   o Economies of scale may mean that power can be sold at the price it commands in the marketplace. Pilot studies are being conducted to bundle electricity with other utilities such as gas, telephone and cable. This activity demonstrates how utilities may be shifting away from being solely electricity-focused and toward becoming comprehensive utility providers.


    Increased Operational Efficiencies

   o Companies that have streamlined their internal processes to leverage their strengths may be positioned to benefit from this restructured industry. Utility companies that can provide real-time pricing of residential electricity (to replace monthly meter readings) may benefit from growing business opportunities.

   o Cable companies are relative newcomers to the utilities industry. These companies are rapidly introducing more efficient technology to the marketplace. Typically wider bandwidths (which allow more data to be transmitted than commercial or residential telephone lines) may keep this trend growing.

    Utilities as an Investment

   o We believe that utility stocks have the potential to perform in varying economic climates. Utilities are essential to the national economy and our everyday lives. Consumers need to heat their homes and use telephones and electric appliances regardless of whether the economy is flourishing or in a downturn.

   o Utility stocks have historically been regarded as a defensive element of a diversified investment portfolio. In periods of general market downturn, utility stocks have tended to decline less than certain other stocks. Of course, we cannot guarantee that this will continue in the future.

   We cannot guarantee that the Trust will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.

Portfolio
--------------------------------------------------------------------------------------------------------------
                                                                                Current              Cost of
Number                                                      Market Value        Dividend             Securities
of Shares       Name of Issuer (1)                          per Share (2)       Yield (3)            to Trust (2)
----------      -----------------------------------       ---------------      -----------         -------------
       164      Allegheny Energy, Inc.                      $     28.750              5.98%         $   4,715.00
       115      American Electric Power Company, Inc.             41.063              5.84              4,722.19
        46      At Home Corporation                              101.875              0.00              4,686.25
        83      Bell Atlantic Corporation                         57.813              2.66              4,798.44
        77      Cablevision Systems Corporation                   62.500              0.00              4,812.50
       170      CalEnergy Company, Inc.                           28.438              0.00              4,834.38
       193      Central & South West Corporation                  24.438              7.12              4,716.44
       159      Cinergy Corporation                               29.500              6.10              4,690.50
       116      CMS Energy Corporation                            40.750              3.24              4,727.00
        71      Cox Communications, Inc.                          65.688              0.00              4,663.81
       122      DQE, Inc.                                         39.063              3.89              4,765.63
       124      DTE Energy Company                                38.250              5.39              4,743.00
        82      Duke Energy Corporation                           57.875              3.80              4,745.75
       182      Edison International                              25.750              4.04              4,686.50
        91      Energy East Corporation                           52.563              3.20              4,783.19
       168      Entergy Corporation                               28.313              4.24              4,756.50
       163      FirstEnergy Corporation                           29.188              5.14              4,757.56
        74      GTE Corporation                                   65.125              2.89              4,819.25
        59      MCI Worldcom, Inc.                                79.438              0.00              4,686.81
       179      NIPSCO Industries, Inc.                           26.188              3.89              4,687.56
       133      PECO Energy Company                               35.875              2.79              4,771.38
       155      PG&E Corporation                                  30.813              3.89              4,775.94
       203      Potomac Electric Power Company                    23.313              7.12              4,732.44
       130      Public Service Enterprise Group, Inc.             36.625              5.90              4,761.25
       174      Reliant Energy, Inc.                              27.063              5.54              4,708.88
        93      SBC Communications, Inc.                          50.813              1.84              4,725.56
        60      Sprint Corporation                                79.938              1.25              4,796.25
        73      Tele-Communications, Inc.                         64.688              0.00              4,722.19
       117      Texas Utilities Company                           40.875              5.63              4,782.38
       139      UtiliCorp United, Inc.                            34.313              5.25              4,769.44
       133      Williams Companies, Inc.                          35.500              1.69              4,721.50
----------                                                                                          -------------
     3,848                                                                                          $  147,065.47
==========                                                                                          =============


See "Notes to Portfolios".

Notes to Portfolios

   (1) The Securities are initially represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. Contracts to acquire Securities were entered into on February 12, 1999 and have a settlement date of February 18, 1999 (see "The Trusts").

   (2) The market value of each Security is based on the closing sale price on the applicable exchange on the business day prior to the Initial Date of Deposit or the last asked price if not listed on an exchange. Other information regarding the Securities, as of the Initial Date of Deposit, is as follows:

                                                                    Profit
                                             Cost to               (Loss) To
                                             Sponsor                Sponsor
                                         --------------         --------------
          Telecommunications Trust        $  147,469             $    (3)
          Pharmaceutical Trust            $  148,298             $    --
          Utility Trust                   $  147,065             $    --

"+" indicates that the stock is held in the form American Depositary Receipts or similar receipts.

   (3)Current Dividend Yield for each Security is based on the estimated annual dividends per share and the Security's market value as of the close of trading on the business day prior to the Initial Date of Deposit. Estimated annual dividends per share are calculated by annualizing the most recently declared dividends or by adding the most recent interim and final dividends declared and reflect any foreign withholding taxes.

   The Securities. A brief description of each of the issuers of the Securities is listed below.

    Telecommunications Trust
    AT&T Corporation. AT&T Corporation offers communication services and products. The company provides voice, data, and video telecommunications services to consumers, large and small businesses, and government entities. AT&T and its subsidiaries furnish regional, domestic, international, and local telecommunication services. The company also provides cellular telephone and wireless services, as well as other services.
    ALLTEL Corporation. ALLTEL Corporation provides wireline and wireless communications and information services. The company, through its subsidiaries, provides wireline local, long distance, network access and internet services, wireless communications, wide area paging service and information processing management services, and advanced applications software. ALLTEL also publishes telephone directories.
    Ameritech Corporation. Ameritech Corporation provides a variety of communication services, including local and long distance telephone, cellular, paging, security monitoring, and cable TV. The company serves customers in the United States and overseas.
    BCE, Inc. BCE, Inc., through its subsidiaries, provides a full range of domestic and international telecommunication services, including mobile communications to Canadian customers. The company also supplies telecommunications equipment products, and also designs, develops, installs, services, and supports various networks.
    Bell Atlantic Corporation. Bell Atlantic Corporation provides a wide variety of phone and cable-TV services throughout the northeast and mid-Atlantic regions. The company's telecommunications services include local and wireless phone services. Bell Atlantic will offer long distance services within the 13-state region, including New York, New Jersey, Pennsylvania, Delaware, Maryland, Virginia, West Virginia, Maine, Massachusetts, New Hampshire, Vermont, Rhode Island, and the District of Columbia.
    BellSouth Corporation. BellSouth Corporation, through its two wholly owned subsidiaries BellSouth Telecommunications, Inc. and BellSouth Enterprises, Inc., provides telecommunications services, systems, and products. BellSouth Telecommunications provides wireline telecommunications services to the southeastern US. BellSouth Enterprises provides domestic and international wireless communications services.
    British Telecommunications Plc. British Telecommunications Plc provides telecommunications services. The company provides local and long-distance telephone call products and services in the United Kingdom, telephone exchange lines to homes and businesses, international telephone calls to and from the United Kingdom and telecommunications equipment for customers' premises. BT has operations internationally.
    Cable & Wireless Plc. Cable & Wireless Plc is a global provider of telecommunications and internet services. The services include telephone, facsimile, internet, cable tv, multimedia, data transmission and the sale and rental of telecommunications equipment. Cable & Wireless also operates a fleet of 13 vessels and 21 submersible vehicles for laying cable and burying cables. The company operates in over 70 countries.
    Century Telephone Enterprises, Inc. Century Telephone Enterprises, Inc. provides local exchange telephone services and cellular telephone services. The company's local exchange telephone subsidiaries operate telephone access lines in 21 states. Century also provides long distance, call center, cable television, and interactive services in certain local and regional markets, as well as certain printing services.
    Cincinnati Bell Inc. Cincinnati Bell Inc. provides local telephone exchange services and products in Greater Cincinnati, long distance services, yellow pages and directory services, and telecommunications equipment. The company also provides and manages billing solutions and customer-care for the communications and cable TV industries. Cincinnati Bell offers outsourced marketing solutions to large corporations.
    Compania de Telecomunicaciones de Chile S.A. Compania de Telecomunicaciones de Chile S.A. provides local and long-distance telephone service in Chile. In addition the company provides other telecommunication services, including public telephones, cellular phone service, paging, trunking, cable television. dedicated lines, equipment sales and directory advertising.
    France Telecom S.A. France Telecom S.A. provides telecommunications services in France. The company operates a network of approximately 33.7 million telephone lines for homes and businesses and a mobile telecommunications service with over 4 million subscribers. France Telecom also provides almost all other aspects of voice, data and image transmission, including television broadcasting and cable services.
    GTE Corporation. GTE Corporation is a telecommunications company. The company provides local telephone and wireless services in 29 states and long-distance service and Internet access in all 50 states. GTE provides government and defense communications systems and equipment, aircraft passenger telecommunications, and directories and telecommunications-based information services.
    Hong Kong Telecommunications Ltd. Hong Kong Telecommunications Ltd.
provides telecommunications, computer, engineering and other services. The company also sells and rents telecommunications equipment. The principal activities of the company are carried out mainly in Hong Kong.
    KPN NV. KPN NV provides telecommunications services throughout the Netherlands. The company provides local, long distance and international telecommunication services. KPN's primary service is telephony but it also offers VoiceMail, Call Forwarding, ISDN Internet lines, Het Net, faxing and communications services specialized for businesses.
    Level 3 Communications, Inc. Level 3 Communications, Inc. provides telecommunications and information services, including local, long distance, and data transmission. The company also provides other enhanced communications and Internet services.
    MCI WorldCom, Inc. MCI WorldCom, Inc. provides facilities-based and fully integrated local, long distance, international, and Internet services. The company also provides end- to-end high-capacity connectivity to more than 35,000 buildings worldwide. MCI WorldCom operates in more than 65 countries including the Americas, Europe, and the Asia-Pacific regions.
    Nextel Communications, Inc. Nextel Communications, Inc. provides digital and analog wireless communications services to its customers in the United States. The company markets its products under the "Nextel" brand name. Through its wireless communication services, Nextel provides specialized mobile radio wireless communications services in the United States and Hawaii.
    Philippine Long Distance Telephone Company. Philippine Long Distance Telephone Company provides domestic and international long distance and cellular telephone service. The company has a network of 146 central office exchanges serving the Metro Manila area and 151 other cities and municipalities throughout the country.
    Portugal Telecom SA. Portugal Telecom SA is the principal telecommunications provider in Portugal. The company offers domestic, long distance and international telephone services throughout Portugal and mobile telephone, paging and data communications services. Portugal Telecom also distributes cable television.
    Qwest Communications International, Inc. Qwest Communications
International, Inc. provides communications services to interexchange carriers, other communications entities, and businesses and consumers. The company also constructs and installs fiber optic communications systems for interexchange carriers and other communications entities, as well as for its own use. Qwest operates around the world.
    SBC Communications, Inc. SBC Communications, Inc. is a telecommunications company with wireless customers across the United States, as well as investments in telecommunications businesses in 11 countries. The company offers local and long-distance telephone service, wireless communications, paging, Internet access, and messaging, as well as telecommunications equipment, and directory advertising and publishing.
    Sprint Corporation. Sprint Corporation provides telecommunications services. The company's principal activities include long distance service, local service, product distribution, and directory publishing activities. Sprint's other activities include emerging businesses, interests in international telecommunications companies, and interest in an internet service provider.
    Sprint Corporation (PCS Group). Sprint Corporation (PCS Group) operates a 100% digital, 100% personal cellular communication system (PCS) nationwide wireless network in the United States. The company currently serves 159 metropolitan markets, and has licensed PCS coverage of nearly 270 million people in all 50 states, Puerto Rico, and the US Virgin Islands.
    Tele Danmark A/S. Tele Danmark A/S provides domestic and international telephone services in Denmark. The company offers Internet, electronic mail, mobile phone and cable TV services. Tele Danmark also provides advanced technological transit solutions to end users in North and South America. The company consists of a large number of units, subsidiaries and associated companies.
    Telecom Corporation of New Zealand Limited. Telecom Corporation of New Zealand Limited provides telecommunications services throughout New Zealand and internationally, to both households and businesses. The company offers cellular telephone, telephone directories, radio dispatch and paging services and internet related services and solutions.
    Telecom Italia SpA. Telecom Italia SpA is the financial parent of companies operating in the fields of telecommunications, manufacturing, electronics and network construction. The company's subsidiaries are also active in publishing, telematics information and auxiliary services.
    Telefonica de Argentina S.A. Telefonica de Argentina S.A. offers telephone and fixed-link public telecommunications services. The company provides local and long distance telephone service to southern Argentina, including the Province of Buenos Aires and more than half the City of Buenos Aires. The portion of the City of Buenos Aires to which Telefonica provides service includes the downtown business district.
    Telefonica del Peru S.A.A. Telefonica del Peru S.A.A. is a full service telecommunications provider, offering fixed local and domestic and international long distance telephone services, on an exclusive basis, throughout Peru. The company offers cellular phone and paging services, business communications and cable TV. Telefonica del Peru is controlled by Spain's Telefonica de Espana.
    Telefonica S.A. Telefonica S.A. provides telecommunications to industrial, residential and municipal customers throughout Spain. The company's products include telephones, mobile phones, telefaxes, videoconferencing and audio-visual communications, such as television stations and radios. Through its subsidiaries, the company manufactures and markets information age services and products.
    Telefonos de Mexico SA. Telefonos de Mexico SA provides national and international long-distance and local telephone service to 7,320 communities throughout Mexico. The company also provides voice, data, video and cellular transmission services. Telmex provides its services to residential, commercial and governmental customers.
    Telephone and Data Systems, Inc. Telephone and Data Systems, Inc. is a diversified telecommunications company. The company operates primarily in the cellular, local telephone, and personal communications services markets. Telephone and Data serves over 2.7 million customers in 35 states.
    U S WEST, Inc. U S WEST, Inc. provides a full range of telecommunications services. The company offers wireline, wireless personal cellular services, data networking, directory, and information services. U S West's customers are located across the United States, primarily in 14 western and midwestern states.
    Vodafone Group Plc. Vodafone Group Plc provides telecommunications services and operates the Vodafone network. The company's services include cellular radio, wide area paging, distribution, packet radio and value added network services. Vodafone offers its services in the United Kingdom, Europe and other international locations.
    Pharmaceutical Trust
    ALZA Corporation. ALZA Corporation develops and commercializes pharmaceutical products. The company uses advanced drug delivery technologies to add medical and economic value to drug therapies. ALZA focuses on the sales and marketing of its urology and oncology pharmaceuticals.
    American Home Products Corporation. American Home Products Corporation discovers, develops, manufactures, distributes, and sells health care products and agricultural products. Health care products include branded and generic ethical pharmaceuticals, biologicals, nutritionals, consumer health care products, and animal pharmaceuticals. Agricultural products include crop protection and pest control products.
    Amgen, Inc. Amgen, Inc. discovers, develops, manufactures, and markets human therapeutics based on cellular and molecular biology. The company focuses its research on secreted protein therapeutics, neuroscience, and cancer therapeutics, as well as focuses its development efforts on human therapeutics in hematology, oncology, infectious disease, neurobiology, endocrinology, and inflammation.
    Astra AB. Astra AB develops, manufactures and markets pharmaceuticals. The company produces agents for gastrointestinal diseases, including "Losec," an ulcer agent. Astra also provides agents for respiratory diseases, cardiovascular preparations, anasthetics, agents for nervous system disorders and anti-infective agents. The company markets its products in both Sweden and abroad.
    Biogen, Inc. Biogen, Inc. develops, manufactures, and markets drugs for human health care. The company develops and tests products used for the treatment of multiple sclerosis, kidney diseases, inflammatory diseases, respiratory diseases, and cardiovascular diseases, as well as focuses on developmental biology and gene therapy. Biogen sells "AVONEX" to treat relapsing forms of multiple sclerosis.
    Bristol-Myers Squibb Company. Bristol-Myers Squibb Company, a diversified worldwide health and personal care company, manufactures and markets pharmaceuticals, consumer medicines, beauty care products, nutritionals, and medical devices. The company's products include over-the-counter medications, orthopedic devices, ostomy care, wound management products, nutritional supplements, and other personal care items.
    Elan Corporation Plc. Elan Corporation Plc develops, manufactures, markets and licenses controlled- absorption drug delivery systems. The company's systems are designed to control the absorption and utilization of active pharmaceutical compounds. Elan sells its products internationally.
    Eli Lilly and Company. Eli Lilly and Company is a global, research-based pharmaceutical corporation. The company creates and delivers pharmaceutical-based health care solutions for neurological afflictions, diabetes, cancer, cardiovascular diseases, infectious diseases, and women's health problems.
    Forest Laboratories, Inc. Forest Laboratories, Inc. and its subsidiaries develop, manufacture, and sell both branded and generic forms of ethical prescription drug products and pharmaceutical products sold over-the-counter. The company markets its products to wholesalers, chain drug stores, and generic distributors.
    Genentech, Inc. Genentech, Inc. is a biotechnology company that uses human genetic information to discover, develop, manufacture, and market human pharmaceuticals for unmet medical needs. The company currently manufactures and markets eight pharmaceutical products in the United States for several serious medical conditions.
    Glaxo Wellcome Plc. Glaxo Wellcome Plc researches, develops, manufactures and markets pharmaceuticals. The company operates in 57 countries, while its products are manufactured in around 33 countries and sold in over 150. The company's main products include "Zantac", an anti-ulcer drug; "Serevent," a respiratory drug; "Imigran," a migraine drug; "Camictal," a treatment for epilepsy; and "Epivir," for HIV.
    Johnson & Johnson. Johnson & Johnson manufactures and sells a broad range of health care products, as well as provides related services for the consumer, pharmaceutical, and professional markets. The company's products include contraceptives, therapeutics, veterinary products, surgical instruments, dental products, dressings, and non- prescription drugs.
    Medicis Pharmaceutical Corporation. Medicis Pharmaceutical Corporation markets numerous prescription, non-prescription and over-the-counter products to treat various dermatological conditions. The company currently markets prescription brand products including "DYNACIN," "TRIAZ," "LIDEX," " "NOVACET," "ZONALON," "LUSTRA," "THERMYCIN Z," and "BENZASHAVE."
    Merck & Company, Inc. Merck & Company, Inc. is a worldwide research-intensive health products company. The company operates through five divisions: human health, managed pharmaceutical care, manufacturing, research, and vaccine. Merck's products include treatments for osteoporosis and high blood pressure. The company markets its products under brand names such as "Cozaar," "Fosamax," "Trusopt," and "Pepcid AC."
    Monsanto Company. Monsanto Company, a global life sciences company, applies biological science to an integrated system of agriculture, food, and human health. The company and its subsidiaries manufacture and sell agricultural products, nutrition and consumer products, pharmaceuticals, and other products. Monsanto operates manufacturing, research, sales, and administrative facilities worldwide.
   Pfizer, Inc. Pfizer, Inc. is a research-based, global health care company. The company develops, manufactures, and sells products that improve the quality of life of people around the world. Pfizer operates in three business segments: health care, animal health, and consumer health care. The company's products include bone and joint devices, anti-inflammatory medicines, and personal care products.
    Pharmacia & Upjohn, Inc. Pharmacia & Upjohn, Inc. is a research-based pharmaceutical company. The company manufactures and markets health care and related products worldwide. Pharmacia's products include "Camptosar," a treatment for metastatic colorectal cancer; "Caverjet," a treatment for impotence; "Nicorette," a nicotine replacement; and "Rogaine," a treatment for hair loss.
    Schering-Plough Corporation. Schering-Plough Corporation, through its subsidiaries, discovers, develops, manufactures, and markets pharmaceutical and health care products worldwide. The company currently markets allergy/respiratory products, anti-infective and anticancer products, dermatologicals, cardiovasculars, animal health products, sun care products, over-the-counter drugs, and other health care products.
    SmithKline Beecham Plc. SmithKline Beecham Plc discovers, develops, manufactures and markets pharmaceuticals, vaccines, over-the-counter medicines and health-related consumer products. The company also provides healthcare services, including clinical laboratory testing, disease management and pharmaceutical benefit management. SmithKline Beecham's products are sold worldwide.
    Warner-Lambert Company. Warner-Lambert Company discovers, develops, manufactures, and markets pharmaceutical, consumer health care, and confectionary products. The company's products include "Listerine" mouthwash, "Trident" gum, "Schick" razors, "Tetra" fish food, "Sudafed" decongestant, "Lubriderm" body bar, "Dilantin" epilepsy drug, "Centrax" tranquilizer, "Neosporin" topical antibiotic, and other products.

    Utility Trust
    Allegheny Energy, Inc. Allegheny Energy, Inc. is an electric utility holding company. The company, through various subsidiaries, serves 1.4 million customers in parts of Maryland, Ohio, Pennsylvania, Virginia, and West Virginia in the United States.
    American Electric Power Company, Inc. American Electric Power Company,
Inc. is an electric utility holding company. The company provides energy to approximately three million customers in Ohio, Indiana, Michigan, Kentucky, West Virginia, Virginia, and Tennessee. American Electric Power, through its subsidiaries, provides power engineering, energy consulting, and energy management services throughout the world.
    At Home Corporation. At Home Corporation provides Internet services over the cable television infrastructure to consumers and businesses. The company's service allows residential subscribers to connect their personal computers via cable modems to a high-speed network. This service allows subscribers to receive "@Home Experience," which includes Internet service over hybrid fiber-coaxial cables at peak speed.
    Bell Atlantic Corporation. Bell Atlantic Corporation provides a wide variety of phone and cable-TV services throughout the northeast and mid-Atlantic regions. The company's telecommunications services include local and wireless phone services. Bell Atlantic will offer long distance services within the 13-state region, including New York, New Jersey, Pennsylvania, Delaware, Maryland, Virginia, West Virginia, Maine, Massachusetts, New Hampshire, Vermont, Rhode Island, and the District of Columbia.
    Cablevision Systems Corporation. Cablevision Systems Corporation owns and operates cable television systems, with major operations in the Boston, Cleveland, and New York metropolitan areas. The company also manages entertainment, news, and sports programming; owns a majority interest in Madison Square Garden L.P.; manages the operations of Radio City Music Hall; and owns and operates "Nobody Beats The Wiz" stores.
    CalEnergy Company, Inc. CalEnergy Company, Inc. manages and owns interests in over 5,000 net megawatts of power generation facilities in operation, construction and development worldwide. The company operates 20 generating facilities and supplies and distributes electricity to 1.5 million customers.
    Central & South West Corporation. Central & South West Corporation, a public utility holding company, owns and operates four electric utilities. The company's subsidiaries serve 1.7 million customers in Texas, Oklahoma, Louisiana, and Arkansas. Central & South West also owns a regional electricity company in the United Kingdom which serves two million customers in Southeast England.
    Cinergy Corporation. Cinergy Corporation, through its subsidiaries Cincinnati Gas & Electric Company and PSI Energy, Inc., serves electric and gas customers in Ohio, Indiana, and Kentucky. The company also owns a 50% interest in Midlands Electricity plc, a regional electric company in the United Kingdom.
    CMS Energy Corporation. CMS Energy Corporation provides energy services and develops, owns, and operates energy facilities around the world. The company is involved in electric and gas utility operations; electric power production; oil and gas exploration and production; natural gas transmission, storage, and processing; international energy distribution; and energy marketing, services, and trading.
    Cox Communications, Inc. Cox Communications, Inc. conducts broadband network operations. The company invests in cable television programming, telecommunications, and technology and broadband networks. Cox also provides high speed Internet access.
    DQE, Inc. DQE, Inc. is a holding company for Duquesne Light Company. The company generates, transmits, distributes, and sells electric energy in western Pennsylvania. DQE also owns Duquesne Light Company; Aquasource, Inc.; DQE Energy Services, Inc.; DQEnergy Partners, Inc.; Duquesne Enterprises, Inc.; and Montauk, Inc.
    DTE Energy Company. DTE Energy Company is the holding company for Detroit Edison an electric utility serving Southeastern Michigan. The company's other subsidiaries operate non- regulated businesses such as those providing energy-related services and products. DTE Capital Corporation, also a subsidiary, provides financial services to DTE Energy's non-regulated subsidiaries.
    Duke Energy Corporation. Duke Energy Corporation is an integrated energy and services provider offering physical delivery and management of electricity and natural gas. The company also gathers and processes natural gas, produces natural gas liquids, and transports and trades crude oil. Duke Energy conducts real estate and communications operations through a subsidiary, Crescent Resources, Inc.
    Edison International. Edison International is the parent corporation of; Southern California Edison, an electric utility; Edison Mission Energy, a developer, owner, and operator of independent power facilities; Edison Capital, a provider of infrastructure project financing and housing financing; and Edison Enterprise, which oversees subsidiaries Edison Source, Edison Select, Edison EV, and Edison Utility.
    Energy East Corporation. Energy East Corporation supplies, markets, and delivers energy and energy- related products and services through its parent company New York State Electric & Gas Corporation. The company provides its services to one-third of the population of New York State. Energy East offers energy generation, natural gas, customer service and energy delivery, and energy service to its customers.
    Entergy Corporation. Entergy Corporation is an energy company that is primarily focused on electric power production, marketing and trading services, and distribution operations. The company is headquartered in the United States and has energy and investment operations in Latin America, North America, Europe, and Australia.
    FirstEnergy Corporation. FirstEnergy Corporation is an Ohio-based electric utility. The company's major operating units include Ohio Edison, Pennsylvania Power Company, and the Toledo Edison Company. FirstEnergy has ownership in 18 power plants.
    GTE Corporation. GTE Corporation is a telecommunications company. The company provides local telephone and wireless services in 29 states and long-distance service and Internet access in all 50 states. GTE provides government and defense communications systems and equipment, aircraft passenger telecommunications, and directories and telecommunications-based information services.
    MCI WorldCom, Inc. MCI WorldCom, Inc. provides facilities-based and fully integrated local, long distance, international, and Internet services. The company also provides end- to-end high-capacity connectivity to more than 35,000 buildings worldwide. MCI WorldCom operates in more than 65 countries including the Americas, Europe, and the Asia-Pacific regions.
    NIPSCO Industries, Inc. NIPSCO Industries, Inc. is an energy/utility-based holding company providing electric energy, natural gas, and water to the public. The company operates through six subsidiaries and markets and trades energy; generates power; transmits, supplies, and stores gas; develops and manages energy projects; installs, repairs, and maintains underground pipelines; and locates utility lines.
    PECO Energy Company. PECO Energy Company provides electricity and gas to southeastern Pennsylvania. The company supplies electric service to 1.5 million electric customers and approximately 400,000 natural gas customers. PECO also markets wholesale energy services, power plant operations and management, infrastructure management, telecommunications and a package of customized energy solutions nationally.
    PG&E Corporation. PG&E Corporation is an energy services company with operations throughout the United States and in Australia. The corporation operates gas and electric utility operations, as well as owns and operates natural gas pipelines, natural gas storage facilities, and natural gas processing plants in the Pacific Northwest, Texas, and Australia.
    Potomac Electric Power Company. Potomac Electric Power Company generates, transmits, distributes and sells electric energy in Washington, DC and adjoining parts of Maryland. The company serves residential, commercial and federal government customers. Potomac provides its services to 1.9 million people in a 640-square mile service territory in the Washington metropolitan area.
    Public Service Enterprise Group, Inc. Public Service Enterprise Group, Inc. is a public utility holding company for Public Service Electric & Gas (PSE&G). The company generates, transmits and distributes electricity and produces natural gas in New Jersey. Its electrical and gas service area is a corridor of approximately 2,600 square miles running across New Jersey from Bergen County southwest to Camden.
   Reliant Energy, Inc. Reliant Energy, Inc. is an international energy services company. The company's retail group consists of three natural gas utilities and one electric utility, as well as a retail marketing group which provides unregulated retail energy products and services. Reliant's wholesale group invests in power generation projects and provides wholesale trading and marketing services.
    SBC Communications, Inc. SBC Communications, Inc. is a telecommunications company with wireless customers across the United States, as well as investments in telecommunications businesses in 11 countries. The company offers local and long-distance telephone service, wireless communications, paging, Internet access, and messaging, as well as telecommunications equipment, and directory advertising and publishing.
    Sprint Corporation. Sprint Corporation provides telecommunications services. The company's principal activities include long distance service, local service, product distribution, and directory publishing activities. Sprint's other activities include emerging businesses, interests in international telecommunications companies, and interest in an internet service provider.
    Tele-Communications, Inc. Tele-Communications, Inc., through its subsidiaries and affiliates, primarily constructs, acquires, owns, and operates cable television systems. The company also provides satellite-delivered video entertainment, information, and home shopping programming services to various video distribution media. In addition, Tele-Communications delivers telephone and Internet services.
    Texas Utilities Company. Texas Utilities Company is a holding company for energy service companies. The company provides electric and natural gas utility services, energy marketing, telecommunications, and other energy-related services in the United States and internationally.
    UtiliCorp United, Inc. UtiliCorp United, Inc. is an international electric and gas company with customers and operations across the United States, as well as in Canada, Great Britain, New Zealand, and Australia. The company operates regulated electric and gas utilities in eight states and one Canadian province, and markets natural gas and electricity across most of North America.
    The Williams Companies, Inc. The Williams Companies, Inc. transports natural gas and provides a full range of energy and communications services. The company provides international video satellite and fiber-optic transmission; multipoint video- and audio-conferencing; satellite business applications; interactive technical training; on-demand distance learning; and Internet, wireless, and telemarketing services.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
      To the Board of Directors of Van Kampen Funds Inc. and the Unitholders of Van Kampen Focus Portfolios, Series 136:
      We have audited the accompanying statements of condition and the related portfolios of Van Kampen Focus Portfolios, Series 136 as of February 16, 1999. The statements of condition and portfolios are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.
      We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation.
      We believe our audit provides a reasonable basis for our opinion. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van Kampen Focus Portfolios, Series 136 as of February 16, 1999, in conformity with generally accepted accounting principles.

                                                              GRANT THORNTON LLP
   Chicago, Illinois
   February 16, 1999

                             STATEMENTS OF CONDITION
                             As of February 16, 1999

                                                         Telecommunications     Pharmaceutical           Utility
                                                                Trust                Trust                Trust
                                                              --------             --------             --------
INVESTMENT IN SECURITIES
Contracts to purchase Securities (1) ....................     $147,466             $148,298             $147,065
                                                              --------             --------             --------
    Total ...............................................     $147,466             $148,298             $147,065
                                                              ========             ========             ========
LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
   Organizational costs (2) .............................     $    732             $    404             $    857
   Deferred sales charge liability (3) ..................        3,351                3,371                3,342
Interest of Unitholders--
   Cost to investors (4) ................................      148,950              149,800              148,550
   Less:  Gross underwriting commission
      and organizational costs (2)(4)(5) ................        5,567                5,277                5,684
                                                              --------             --------             --------
   Net interest to Unitholders (4) ......................      143,383              144,523              142,866
                                                              --------             --------             --------
Total ...................................................     $147,466             $148,298             $147,065
                                                              ========             ========             ========

(1)The value of the Securities is determined by Interactive Data Corporation on the bases set forth under "Public Offering--Offering Price". The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.
(2)A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing a Trust. The amount of these costs are set forth in the "Fee Table." A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which this obligation of the investors will be satisfied.
(3)Represents the amount of mandatory distributions from a Trust on the bases set forth under "Public Offering".
(4)The aggregate public offering price and the aggregate sales charge are computed on the bases set forth under "Public Offering--Offering Price".
(5)Assumes the maximum sales charge.

THE TRUSTS
--------------------------------------------------------------------------------

   The Trusts were created under the laws of the State of New York pursuant to a Trust Indenture and Trust Agreement (the "Trust Agreement"), dated the date of this Prospectus (the "Initial Date of Deposit"), among Van Kampen Funds Inc., as Sponsor, Van Kampen Investment Advisory Corp., as Supervisor, The Bank of New York, as Trustee, and American Portfolio Evaluation Services, a division of Van Kampen Investment Advisory Corp., as Evaluator.
   The Trusts offer investors the opportunity to purchase Units representing proportionate interests in portfolios of actively traded equity securities. A Trust may be an appropriate medium for investors who desire to participate in a portfolio of common stocks with greater diversification than they might be able to acquire individually.
   On the Initial Date of Deposit, the Sponsor deposited delivery statements relating to contracts for the purchase of the Securities and an irrevocable letter of credit in the amount required for these purchases with the Trustee. In exchange for these contracts the Trustee delivered to the Sponsor documentation evidencing the ownership of Units of the Trusts. Unless otherwise terminated as provided in the Trust Agreement, the Trusts will terminate on the Mandatory Termination Date and any remaining Securities will be liquidated or distributed by the Trustee within a reasonable time. As used in this Prospectus the term "Securities" means the securities (including contracts to purchase these securities) listed in "Portfolio" for each Trust and any additional securities deposited into each Trust.
   Additional Units of a Trust may be issued at any time by depositing in the Trust (i) additional Securities, (ii) contracts to purchase Securities together with cash or irrevocable letters of credit or (iii) cash (or a letter of credit) with instructions to purchase additional Securities. As additional Units are issued by a Trust, the aggregate value of the Securities will be increased and the fractional undivided interest represented by each Unit will be decreased. The Sponsor may continue to make additional deposits into a Trust following the Initial Date of Deposit provided that the additional deposits will be in amounts which will maintain, as nearly as practicable, the same percentage relationship among the number of shares of each Security in the Trustportfolio that existed immediately prior to the subsequent deposit. Investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the deposit and the purchase of the Securities and because the Trusts will pay the associated brokerage or acquisition fees.
   Each Unit of a Trust initially offered represents an undivided interest in that Trust. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in that Trust represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in the Trust will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

   Each Trust consists of (a) the Securities (including contracts for the purchase thereof) listed under the applicable "Portfolio" as may continue to be held from time to time in the Trust, (b) any additional Securities acquired and held by the Trust pursuant to the provisions of the Trust Agreement and (c) any cash held in the related Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Securities.

OBJECTIVES AND SECURITIES SELECTION
--------------------------------------------------------------------------------
   Each Trust seeks to increase the value of your investment by investing in a portfolio of common stocks of companies diversified within a particular industry. We cannot guarantee that a Trust will achieve its objective.
   You should note that we applied the selection criteria to the Securities for inclusion in the Trusts as of the Initial Date of Deposit. After this date, the Securities may no longer meet the selection criteria. Should a Security no longer meet the selection criteria, we will generally not remove the Security from its Trust portfolio.
   A balanced investment portfolio incorporates various style and capitalization characteristics. We offer unit trusts with a variety of styles and capitalizations to meet your needs. We determine style characteristics (growth or value) based on the criteria used in selecting the Trust portfolio. Generally, a growth portfolio includes companies in a growth phase of their business with increasing earnings. A value portfolio generally includes companies with low relative price-earnings ratios that we believe are undervalued. We determine market capitalizations as follows based on the weighted median market capitalization of a portfolio: Small-Cap-- less than $1 billion; Mid-Cap-- $1 billion to $5 billion; and Large-Cap-- over $5 billion. We determine all style and capitalization characteristics as of the Initial Date of Deposit and the characteristics may vary thereafter. We will not remove a Security from a Trust as a result of any change in characteristics.

RISK FACTORS
--------------------------------------------------------------------------------
   Price Volatility. The Trusts invest in common stocks of U.S. and foreign companies. The value of Units will fluctuate with the value of these stocks and may be more or less than the price you originally paid for your Units. The market value of common stocks sometimes moves up or down rapidly and unpredictably. Because the Trusts are unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments. In addition, because some Trusts hold a relatively small number of stocks, you may encounter greater market risk than in a more diversified investment. As with any investment, we cannot guarantee that the performance of a Trust will be positive over any period of time.
   Dividends. Common stocks represent ownership interests in the issuers and are not obligations of the issuers. Accordingly, common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer's board of directors and the amount of any dividend may vary over time.
   Foreign Stocks. Because certain Trusts invest in common stocks of foreign companies, they involve additional risks that differ from an investment in domestic stocks. These risks include the risk of losses due to future political and economic developments, international trade conditions, foreign withholding taxes and restrictions on foreign investments and exchange of securities. The Trusts also involve the risk that fluctuations in exchange rates between the U.S. dollar and foreign currencies may negatively affect the value of the stocks. The Trusts involve the risk that information about the stocks is not publicly available or is inaccurate due to the absence of uniform accounting and financial reporting standards. In addition, some foreign securities markets are less liquid than U.S. markets. This could cause the Trusts to buy stocks at a higher price or sell stocks at a lower price than would be the case in a highly liquid market. Foreign securities markets are often more volatile and involve higher trading costs than U.S. markets, and foreign companies, securities markets and brokers are also generally not subject to the same level of supervision and regulation as in the U.S. Certain stocks may be held in the form of American Depositary Receipts or other similar receipts ("ADRs"). ADRs represent receipts for foreign common stock deposited with a custodian (which may include the Trustee). The ADRs in the Trusts trade in the U.S. in U.S. dollars and are registered with the Securities and Exchange Commission. ADRs generally involve the same types of risks as foreign common stock held directly. Some ADRs may experience less liquidity than the underlying common stocks traded in their home market.
   Single Industry. Each Trust invests in a single industry. Any negative impact on the related industry will have a greater impact on the value of Units than on a portfolio diversified over several industries. You should understand the risks of these industries before you invest.
   Telecommunications Issuers. The Telecommunications Trust invests in telecommunications companies. In addition, certain issuers in the Utility Trust are telecommunications companies. These companies are subject to substantial governmental regulation. For example, the United States government and state governments regulate permitted rates of return and the kinds of services that a company may offer. This industry has experienced substantial deregulation in recent years. Deregulation may lead to fierce competition for market share and can have a negative impact on certain companies. Competitive pressures are intense and telecommunications stocks can experience rapid volatility. Certain telecommunications products may become outdated very rapidly. A company's performance can be hurt if the company fails to keep pace with technological advances. Certain smaller companies in the portfolio may involve greater risk than larger, established issuers. Smaller companies may have limited product lines, markets or financial resources. Their securities may trade in lower volumes than larger companies. As a result, the prices of these securities may fluctuate more than the prices of other issuers.
   Health Care Issuers. The Pharmaceutical Trust invests in health care companies. These issuers include companies involved in advanced medical devices and instruments, drugs and biotechnology, managed care, hospital management/health services and medical supplies. These companies face substantial government regulation and approval procedures. Congress and the president have proposed a variety of legislative changes concerning health care issuers from time to time. Government regulation, and any change in regulation, can have a significantly unfavorable effect on the price and availability of products and services.
   Drug and medical products companies also face the risk of increasing competition from new products or services, generic drug sales, termination of patent protection for drug or medical supply products and the risk that a product will never come to market. The research and development costs of bringing a new drug or medical product to market are substantial. This process involves lengthy government review with no guarantee of approval. These companies may have losses and may not offer proposed products for several years, if at all. The failure to gain approval for a new drug or product can have a substantial negative impact on a company and its stock.
   Health care facility operators face risks related to demand for services, the ability of the facility to provide required services, confidence in the facility, management capabilities, competition, efforts by insurers and government agencies to limit rates, expenses, the cost and possible unavailability of malpractice insurance, and termination or restriction of government financial assistance (such as Medicare, Medicaid or similar programs).
   Utility Issuers. The Utility Trust invests in public utility companies. These issuers primarily include companies involved in the production and distribution of electricity, natural gas or water, cable companies and communications companies. These companies face risks related to obtaining adequate return on invested capital despite rate increases, financing large construction programs, restrictions on operations and increased costs and delays due to governmental regulations, difficulty of the capital markets in absorbing utility securities, the ability to obtain fuel for power generation at adequate prices and the effects of energy conservation. Utility stocks have generally been particularly susceptible to interest rate movements. The price of these stocks may fall if interest rates rise.
   Utility companies face substantial government regulation concerning rates and licensing, construction and operation of facilities. Government authorities must generally approve rate increases and voters in many states have the ability to impose limits on rate adjustments. Because many utilities plan budgets far in advance, any unexpected limitations on rates could negatively affect a company's profits. In addition, this industry has experienced significant deregulation in the recent past. Deregulation may increase competition which can have a negative impact on certain companies and result in lower utility rates. Certain utility companies own or operate nuclear generating facilities. Nuclear facilities have experienced substantial cost increases, construction delays and licensing difficulties. These companies face problems associated with the use of radioactive materials and disposal of radioactive waste. A major accident at a nuclear plant, such as the accident at a plant in Chernobyl in the former Soviet Union, would have a significant negative impact on certain issuers.
   Year 2000 Readiness Disclosure. These two paragraphs constitute "Year 2000 Readiness Disclosure" within the meaning of the Year 2000 Information and Readiness Disclosure Act of 1998. If computer systems used by the Sponsor, Evaluator, Supervisor, Trustee or other service providers to the Trusts do not properly process date-related information after December 31, 1999, the resulting difficulties could adversely impact the Trusts. This is commonly known as the "Year 2000 Problem." The Sponsor, Evaluator, Supervisor and Trustee are taking steps to address this problem and to obtain reasonable assurances that other service providers to the Trusts are taking comparable steps. We cannot guarantee that these steps will be sufficient to avoid any adverse impact on the Trusts. This problem may impact corporations to varying degrees based on factors such as industry sector and degree of technological sophistication. We cannot predict what impact, if any, this problem will have on the issuers of the Securities.
   In addition, computer failures throughout the financial services industry beginning January 1, 2000 could have a detrimental effect on the markets for the Securities. Improperly functioning trading systems may result in settlement problems and liquidity issues. Moreover, corporate and governmental data processing errors may adversely affect issuers and overall economic uncertainties. Remediation costs will affect the earnings of individual issuers. These costs could be substantial. Issuers may report these costs inconsistently in U.S. and foreign financial markets. All of these issues could adversely affect the Securities and the Trusts.

PUBLIC OFFERING
--------------------------------------------------------------------------------
   General. Units are offered at the Public Offering Price which includes the underlying value of the Securities, the initial sales charge, and cash, if any, in the Income and Capital Accounts. The "Fee Table" describes the sales charges in detail. If any deferred sales charge payment date is not a business day, the payment will be charged on the next business day. Units purchased subsequent to the initial deferred sales charge payment will be subject to only that portion of the deferred sales charge payments not yet collected. The maximum sales charge assessed to each Unitholder is 3.25% of the Public Offering Price (3.359% of the aggregate value of the Securities less the deferred sales charge). A portion of the Public Offering Price includes an amount of Securities to pay for all or a portion of the costs incurred in establishing your Trust, including the cost of preparing documents relating to the Trust (such as the prospectus, trust agreement and closing documents) federal and state registration fees, the initial fees and expenses of the Trustee and legal and audit expenses. Beginning on February 16, 2000, the secondary market sales charge will be 2.75% and will not include deferred payments. The initial offering period sales charge is reduced as follows:

       Aggregate
     Dollar Amount
   of Units Purchased*                    Sales Charge
---------------------                     ----------------
 $100,000 - $249,999                          3.00%
 $250,000 - $499,999                          2.75
 $500,000 - $999,999                          2.50
  $1,000,000 or more                          2.00

---------------
*The breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor.

   Any sales charge reduction is the responsibility of the selling broker, dealer or agent. An investor may aggregate purchases of Units of the Trusts for purposes of qualifying for volume purchase discounts listed above. The reduced sales charge structure will also apply on all purchases by the same person from any one dealer of units of Van Kampen-sponsored unit investment trusts which are being offered in the initial offering period (a) on any one day (the "Initial Purchase Date") or (b) on any day subsequent to the Initial Purchase Date if the units purchased are of a unit investment trust purchased on the Initial Purchase Date. In the event units of more than one trust are purchased on the Initial Purchase Date, the aggregate dollar amount of such purchases will be used to determine whether purchasers are eligible for a reduced sales charge. Such aggregate dollar amount will be divided by the public offering price per unit of each respective trust purchased to determine the total number of units which such amount could have purchased of each individual trust. Purchasers must then consult the applicable trust's prospectus to determine whether the total number of units which could have been purchased of a specific trust would have qualified for a reduced sales charge and the amount of such reduction. To determine the applicable sales charge reduction it is necessary to accumulate all purchases made on the Initial Purchase Date and all purchases made in accordance with (b) above. Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser ("immediate family members") will be deemed to be additional purchases by the purchaser for the purposes of calculating the applicable sales charge. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for one or more trust estate or fiduciary accounts.
   Units may be purchased in the primary or secondary market at the Public Offering Price less the concession the Sponsor typically allows to brokers and dealers for purchases by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management service, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as described above) and (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates. Notwithstanding anything to the contrary in this Prospectus, such investors, bank trust departments, firm employees and bank holding company officers and directors who purchase Units through this program will not receive sales charge reductions for quantity purchases.
   During the initial offering period, unitholders of any Van Kampen-sponsored unit investment trust may utilize their redemption or termination proceeds to purchase Units of all Trusts at the Public Offering Price per Unit less 1%.
   During the initial offering period of the Trusts, unitholders of unaffiliated unit investment trusts having an investment strategy similar to the investment strategy of the Trusts may utilize proceeds received upon termination or upon redemption immediately preceding termination of such unaffiliated trust to purchase Units of a Trust at the Public Offering Price per Unit less 1%.
   Employees, officers and directors (including their spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of Van Kampen Funds Inc. and its affiliates, dealers and their affiliates and vendors providing services to the Sponsor may purchase Units at the Public Offering Price less the applicable dealer concession.
   The minimum purchase is 100 Units (25 Units for retirement accounts) but may vary by selling firm. However, in connection with fully disclosed transactions with the Sponsor, the minimum purchase requirement will be that number of Units set forth in the contract between the Sponsor and the related broker or agent.
   Offering Price. The Public Offering Price of Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Securities in the Trusts. The initial price of the Securities was determined by Interactive Data Corporation, a firm regularly engaged in the business of evaluating, quoting or appraising comparable securities. The Evaluator will generally determine the value of the Securities as of the Evaluation Time on each business day and will adjust the Public Offering Price of Units accordingly. This Public Offering Price will be effective for all orders received prior to the Evaluation Time on each business day. The Evaluation Time is the close of the New York Stock Exchange on each Trust business day. Orders received by the Trustee or Sponsor for purchases, sales or redemptions after that time, or on a day which is not a business day, will be held until the next determination of price. The term "business day", as used herein and under of Unitholders--Redemption of Units", excludes Saturdays, Sundays and holidays observed by the New York Stock Exchange. The term "business day" also excludes any day on which more than 33% of the Securities are not traded on their principal trading exchange due to a customary business holiday or that exchange.
   The aggregate underlying value of the Securities during the initial offering period is determined on each business day by the Evaluator in the following manner: If the Securities are listed on a national or foreign securities exchange, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing ask prices. If the Securities are not listed on a national or foreign securities exchange or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the current ask price on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Securities on the ask side of the market or (c) by any combination of the above. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time. The value of the Securities for purposes of secondary market transactions and redemptions is described under "Rights of Unitholders--Redemption of Units".
   In offering the Units to the public, neither the Sponsor nor any broker-dealers are recommending any of the individual Securities but rather the entire pool of Securities in a Trust, taken as a whole, which are represented by the Units.
   Unit Distribution. Units will be distributed to the public by the Sponsor, broker-dealers and others at the Public Offering Price. Units repurchased in the secondary market, if any, may be offered by this Prospectus at the secondary market Public Offering Price in the manner described above.
   The Sponsor intends to qualify Units for sale in a number of states. Brokers, dealers and others will be allowed a concession or agency commission in connection with the distribution of Units during the initial offering period as described below.

 Aggregate Dollar Amount of Units    Concession or Agency
 Purchased*                               Commission
 --------------------------------    --------------------
 Up to $99,999                               2.25%
 $100,000 - $249,999                         2.00
 $250,000 - $499,999                         1.90
 $500,000 - $999,999                         1.75
 $1,000,000 or more                          1.40

 ---------------
*The breakpoint concessions or agency commissions are also applied on a Unit basis using a breakpoint equivalent of $10 per Unit and are applied on whichever basis is more favorable to the distributor.

   In addition to the amounts above, during the initial offering period any firm that distributes 500,000 - 999,999 Units will receive additional compensation of $.005 per Unit; any firm that distributes 1,000,000 - 1,999,999 Units will receive additional compensation of $.01 per Unit; any firm that distributes 2,000,000 - 2,999,999 Units will receive additional compensation of $.015 per Unit; any firm that distributes 3,000,000 Units or more will receive additional compensation of $.02 per Unit. This additional compensation will be paid by the Sponsor out of its own assets at the end of the initial offering period.
   Any discount provided to investors will be borne by the selling dealer or agent as indicated under "General" above. For transactions involving unitholders of other unit investment trusts who use their redemption or termination proceeds to purchase Units of the Trusts, the total concession or agency commission will amount to 1.50% per Unit. For all secondary market transactions the total concession or agency commission will amount to 70% of the sales charge. Notwithstanding anything to the contrary herein, in no case shall the total of any concessions, agency commissions and any additional compensation allowed or paid to any broker, dealer or other distributor of Units with respect to any individual transaction exceed the total sales charge applicable to such transaction. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.
   Broker-dealers of the Trusts, banks and/or others may be eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to such brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such persons at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying entities for certain services or activities which are primarily intended to result in sales of Units of the Trusts. Such payments are made by the Sponsor out of its own assets, and not out of the assets of any Trust. These programs will not change the price Unitholders pay for their Units or the amount that a Trust will receive from the Units sold.
   Sponsor Compensation. The Sponsor will receive a gross sales commission equal to the total sales charge applicable to each transaction. Any sales charge discount provided to investors will be borne by the selling dealer or agent. In addition, the Sponsor will realize a profit or loss as a result of the difference between the price paid for the Securities by the Sponsor and the cost of the Securities to each Trust on the Initial Date of Deposit as well as on subsequent deposits. See "Notes to Portfolios". The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities. The Sponsor may realize profit or loss as a result of the possible fluctuations in the market value of the Securities, since all proceeds received from purchasers of Units are retained by the Sponsor. In maintaining a secondary market, the Sponsor will realize profits or losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge) or from a redemption of repurchased Units at a price above or below the purchase price. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.
   An affiliate of the Sponsor may have participated in a public offering of one or more of the Securities. The Sponsor, an affiliate or their employees may have a long or short position in these Securities or related securities. An affiliate may act as a specialist or market maker for these Securities. An officer, director or employee of the Sponsor or an affiliate may be an officer or director for issuers of the Securities.
   Market for Units. Although it is not obligated to do so, the Sponsor currently intends to maintain a market for Units and to purchase Units at the secondary market repurchase price (which is described under "Right of Unitholders--Redemption of Units"). The Sponsor may discontinue purchases of Units or discontinue purchases at this price at any time. In the event that a secondary market is not maintained, a Unitholder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units". Unitholders should contact their broker to determine the best price for Units in the secondary market. Units sold prior to the time the entire deferred sales charge has been collected will be assessed the amount of any remaining deferred sales charge at the time of sale. The Trustee will notify the Sponsor of any tendered of Units for redemption. If the Sponsor's bid in the secondary market equals or exceeds the Redemption Price per Unit, it may purchase the Units not later than the day on which Units would have been redeemed by the Trustee. The Sponsor may sell repurchased Units at the secondary market Public Offering Price per Unit.
   Tax-Sheltered Retirement Plans. Units are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for the individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The minimum purchase for these accounts is reduced to 25 Units but may vary by selling firm. The purchase of Units may be limited by the plans' provisions and does not itself establish such plans.

RIGHTS OF UNITHOLDERS
--------------------------------------------------------------------------------
   Distributions. Dividends and any net proceeds from the sale of Securities received by a Trust will generally be distributed to Unitholders on each Distribution Date to Unitholders of record on the preceding Record Date. These dates are listed under "Summary of Essential Financial Information". A person becomes a Unitholder of record on the date of settlement (generally three business days after Units are ordered). Unitholders may elect to receive distributions in cash or to have distributions reinvested into additional Units. Distributions may also be reinvested into Van Kampen mutual funds. See "Rights of Unitholders--Reinvestment Option".
   Dividends received by a Trust are credited to the Income Account of the Trust. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account. Proceeds received on the sale of any Securities, to the extent not used to meet redemptions of Units or pay deferred sales charges, fees or expenses, will be distributed to Unitholders. Proceeds received from the disposition of any Securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date. Any distribution to Unitholders consists of each Unitholder's pro rata share of the available cash in the Income and Capital Accounts as of the related Record Date.
   Reinvestment Option. Unitholders may have distributions automatically reinvested in additional Units under the Automatic Reinvestment Option (to the extent Units may be lawfully offered for sale in the state in which the Unitholder resides) through two options. Brokers and dealers can use the Dividend Reinvestment Service through Depository Trust Company or purchase the Automatic Reinvestment Option CUSIP. Unitholders will be subject to the remaining deferred sales charge payments due on Units. To participate in this reinvestment option, a Unitholder must file with the Trustee a written notice of election, together with any certificate representing Units and other documentation that the Trustee may then require, at least five days prior to the related Record Date. A Unitholder's election will apply to all Units owned by the Unitholder and will remain in effect until changed by the Unitholder. If Units are unavailable for reinvestment, distributions will be paid in cash. Purchases of additional Units made pursuant to the reinvestment plan will be made at the net asset value for Units as of the Evaluation Time on the Distribution Date.
   In addition, under the Guaranteed Reinvestment Option Unitholders may elect to have distributions automatically reinvested in certain Van Kampen mutual funds (the "Reinvestment Funds"). Each Reinvestment Fund has investment objectives which differ from those of the Trusts. The prospectus relating to each Reinvestment Fund describes its investment policies and how to begin reinvestment. A Unitholder may obtain a prospectus for the Reinvestment Funds from the Sponsor. Purchases of shares of a Reinvestment Fund will be made at a net asset value computed on the Distribution Date. Unitholders with an existing Guaranteed Reinvestment Option account (whereby a sales charge is imposed on distribution reinvestments) may transfer their existing account into a new account which allows purchases of Reinvestment Fund shares at net asset value.
   A participant may elect to terminate his or her reinvestment plan and receive future distributions in cash by notifying the Trustee in writing no later than five days before a distribution date. The Sponsor, each Reinvestment Fund, and its investment adviser shall have the right to suspend or terminate these reinvestment plans at any time.
   Redemption of Units. A Unitholder may redeem all or a portion of his Units by tender to the Trustee at its Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286. Certificates must be tendered to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. On the seventh day following the tender, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed on the date of tender. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received by the Trustee after the Evaluation Time or on a day which is not a Trust business day, the date of tender is deemed to be the next business day.
   Unitholders tendering 1,000 or more Units of a Trust for redemption may request an in kind distribution of Securities equal to the Redemption Price per Unit on the date of tender. Trusts generally do not offer in kind distributions of portfolio securities that are held in foreign markets. An in kind distribution will be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's broker-dealer at Depository Trust Company. Amounts representing fractional shares will be distributed in cash. The Trustee may adjust the number of shares of any Security included in a Unitholder's in kind distribution to facilitate the distribution of whole shares.
   The Trustee may sell Securities to satisfy Unit redemptions. To the extent that Securities are redeemed in kind or sold, the size of a Trust will be, and the diversity of a Trust may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities at the time of redemption. Special federal income tax consequences will result if a Unitholder requests an in kind distribution. See "Taxation".
   The Redemption Price per Unit and the secondary market repurchase price per Unit are equal to the pro rate share of each Unit in each Trust determined on the basis of (i) the cash on hand in the Trust, (ii) the value of the Securities in the Trust and (iii) dividends receivable on the Securities in the Trust trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of the Trust, (b) the accrued expenses of the Trust and (c) any unpaid deferred sales charge payments. During the initial offering period, the redemption price and the secondary market repurchase price will also include estimated organizational costs. For these purposes, the Evaluator may determine the value of the Securities in the following manner: If the Securities are listed on a national or foreign securities exchange, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing bid prices. If the Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange, the evaluation may be based on the current bid price on the over-the-counter market. If current bid prices are unavailable or inappropriate, the evaluation may be determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the Securities on the bid side of the market or (c) by any combination of the above. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time.
   The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the SEC determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for other periods as the SEC may permit.
   Certificates. Ownership of Units is evidenced in book-entry form unless a Unitholder makes a written request to the Trustee that ownership be in certificate form. Units are transferable by making a written request to the Trustee and, in the case of Units in certificate form, by presentation of the certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign the written request, and certificate or transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or a signature guarantee program accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Fractional certificates will not be issued. The Trustee may require a Unitholder to pay a reasonable fee for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.
   Reports Provided. Unitholders will receive a statement of dividends and other amounts received by a Trust for each distribution. Within a reasonable time after the end of each year, each person who was a Unitholder during that year will receive a statement describing dividends and capital received, actual Trust distributions, Trust expenses, a list of the Securities and other Trust information. Unitholders may obtain the Evaluator's evaluations of the Securities upon request.

TRUST ADMINISTRATION
--------------------------------------------------------------------------------
   Portfolio Administration. The Trusts are not managed funds and, except as provided in the Trust Agreement, Securities generally will not be sold or replaced. The Sponsor may, however, direct that Securities be sold in certain limited circumstances to protect the Trust based on advice from the Supervisor. These situations may include events such as the issuer having defaulted on payment of any of its outstanding obligations or the price of a Security has declined to such an extent or other credit factors exist so that in the opinion of the Sponsor retention of the Security would be detrimental to the Trust. In addition, the Trustee may sell Securities to redeem Units or pay Trust expenses or deferred sales charges. The Trustee must reject any offer for securities or property in exchange for the Securities. If securities or property are nonetheless acquired by a Trust, the Sponsor may direct the Trustee to sell the securities or property and distribute the proceeds to Unitholders or to accept the securities or property for deposit in the Trust. Should any contract for the purchase of any of the Securities fail, the Sponsor will (unless substantially all of the moneys held in the Trust to cover the purchase are reinvested in substitute Securities in accordance with the Trust Agreement) refund the cash and sales charge attributable to the failed contract to all Unitholders on or before the next distribution date.
   When your Trust sells Securities, the composition and diversity of the Securities in the Trust may be altered. In order to obtain the best price for a Trust, it may be necessary for the Supervisor to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. In effecting purchases and sales of a Trust's portfolio securities, the Sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the Trusts, the Sponsor or dealers participating in the offering of Units. In addition, in selecting among firms to handle a particular transaction, the Sponsor may take into account whether the firm has sold or is selling units of unit investment trusts which it sponsors.
   Amendment of the Trust Agreement. The Trustee and the Sponsor may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not adversely affect Unitholders (as determined in good faith by the Sponsor and the Trustee). The Trust Agreement may not be amended to increase the number of Units or permit acquisition of securities in addition to or substitution for the Securities (except as provided in the Trust Agreement). The Trustee will notify Unitholders of any amendment.
   Termination. Each Trust will terminate on the Mandatory Termination Date or upon the sale or other disposition of the last Security held in the Trust. A Trust may be terminated at any time with consent of Unitholders representing two-thirds of the outstanding Units or by the Trustee when the value of the Trust is less than $500,000 ($3,000,000 if the value of the Trust has exceeded $15,000,000) (the "Minimum Termination Value"). Unitholders will be notified of any termination. The Trustee may begin to sell Securities in connection with a Trust termination nine business days before, and no later than, the Mandatory Termination Date. Approximately thirty days before this date, the Trustee will notify Unitholders of the termination and provide a form enabling qualified Unitholders to elect an in kind distribution of Securities. See "Rights of Unitholders--Redemption of Units". This form must be returned at least five business days prior to the Mandatory Termination Date. Unitholders will receive a final cash distribution within a reasonable time after the Mandatory Termination Date (unless the Unitholder has elected an in kind distribution). All distributions will be net of Trust expenses and costs. Unitholders will receive a final distribution statement following termination. The Information Supplement contains further information regarding termination of the Trusts. See "Additional Information".
   Limitations on Liabilities. The Sponsor, Evaluator, Supervisor and Trustee are under no liability for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee is not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and is not be liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not liable for any taxes or other governmental charges imposed on the Securities, on it as Trustee under the Trust Agreement or on a Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Trustee, Sponsor and Supervisor may rely on any evaluation furnished by the Evaluator and have no responsibility for the accuracy thereof. Determinations by the Evaluator shall be made in good faith upon the basis of the best information available to it.
   Sponsor. Van Kampen Funds Inc., a Delaware corporation, is the Sponsor of the Trust. The Sponsor is an indirect subsidiary of Morgan Stanley Dean Witter & Co. Van Kampen Funds Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds with roots in money management dating back to 1926. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has offices at One Parkview Plaza, Oakbrook Terrace, Illinois 60181, (630) 684-6000 and 2800 Post Oak Boulevard, Houston, Texas 77056, (713) 993-0500. As of November 30, 1998, the total stockholders' equity of Van Kampen Funds Inc. was $135,236,000 (audited). The Information Supplement contains additional information about the Sponsor.
   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trusts as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.
   Trustee. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Trustee is set forth in the Information Supplement, including the Trustee's qualifications and duties, its ability to resign, the effect of a merger involving the Trustee and the Sponsor's ability to remove and replace the Trustee. See "Additional Information".
   Performance Information. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Trusts and returns over specified time periods on other trusts (which may show performance net of expenses and charges which the Trusts would have charged) with returns on other taxable investments such as the common stocks comprising the Dow Jones Industrial Average, the S&P 500, other investment indices, corporate or U.S. government bonds, bank CDs, money market accounts or money market funds, or with performance data from Lipper Analytical Services, Inc., Morningstar Publications, Inc. or various publications, each of which has characteristics that may differ from those of the Trusts. Information on percentage changes in the dollar value of Units may be included from time to time in advertisements, sales literature, reports and other information furnished to current or prospective Unitholders. Total return figures may not be averaged and may not reflect deduction of the sales charge, which would decrease return. No provision is made for any income taxes payable. Past performance may not be indicative of future results. The Trust portfolios are not managed and Unit price and return fluctuate with the value of common stocks in the portfolios, so there may be a gain or loss when Units are sold. As with other performance data, performance comparisons should not be considered representative of the Trust's relative performance for any future period.

TAXATION
--------------------------------------------------------------------------------
   The following is a general discussion of certain of the federal income tax consequences of the purchase, ownership and disposition of the Units of the Trusts. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment within the meaning of Section 1221 of the Internal Revenue Code of 1986 (the "Code")). Unitholders should consult their tax advisers in determining the federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in the Trust. For purposes of the following discussion and opinion, it is assumed that each Security is equity for federal income tax purposes.
   In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:
   1. The Trust is not an association taxable as a corporation for federal income tax purposes; each Unitholder will be treated as the owner of a pro rata portion of each of the assets of the Trust under the Code; and the income of the Trust will be treated as income of the Unitholders thereof under the Code. Each Unitholder will be considered to have received his pro rata share of income derived from the Trust asset when such income is considered to be received by the Trust.
   2. A Unitholder will be considered to have received all of the dividends paid on his pro rata portion of each Security when such dividends are considered to be received by the Trust regardless of whether such dividends are used to pay a portion of the deferred sales charge. Unitholders will be taxed in this manner regardless of whether distributions from the Trust are actually received by the Unitholder or are automati cally reinvested.
   3. Each Unitholder will have a taxable event when the Trust disposes of a Security (whether by sale, exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unitholder (except to the extent an in kind distribution of stock is received by such Unitholder as described below). The price a Unitholder pays for his Units, generally including sales charges, is allocated among his pro rata portion of each Security held by the Trust (in proportion to the fair market values thereof on the valuation date nearest the date the Unitholder purchase his Units) in order to determine his initial tax basis for his pro rata portion of each Security held by the Trust. Unitholders should consult their own tax advisers with regard to calculation of basis. For federal income tax purposes, a Unitholder's pro rata portion of dividends as defined by Section 316 of the Code paid by a corporation with respect to an Security held by the Trust are taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits". A Unitholder's pro rata portion of dividends paid on such Security which exceeds such current and accumulated earnings and profits will first reduce a Unitholder's tax basis in such Security, and to the extent that such dividends exceed a Unitholder's tax basis in such Security shall generally be treated as capital gain. In general, the holding period for such capital gain will be determined by the period of time a Unitholder has held his Units.
   4. A Unitholder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital gain, except in the case of a dealer or a financial institution. A Unitholder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital loss (except in the case of a dealer or a financial institution).
   Deferred Sales Charge. Generally, the tax basis of a Unitholder includes sales charges, and such charges are not deductible. A portion of the sales charge for the Trust is deferred. The income (or proceeds from redemption) a Unitholder must take into account for federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge. Unitholders should consult their own tax advisers as to the income tax consequences of the deferred sales charge.
   Dividends Received Deduction. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unitholder's pro rata portion of dividends received by the Trust (to the extent such dividends are taxable as ordinary income, as discussed above, and are attributable to domestic corporations) in the same manner as if such corporation directly owned the Securities paying such dividends (other than corporate Unitholders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Final regulations have been issued which address special rules that must be considered in determining whether the 46 day holding requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unitholder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation.
   To the extent dividends received by the Trust are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends received deduction with respect to its pro rata portion of such dividends, since the dividends received deduction is generally available only with respect to dividends paid by domestic corporations. It should be noted that various legislative proposals that would affect the dividends received deduction have been introduced. Unitholders should consult with their tax advisers with respect to the limitations on and possible modifications to the dividends received deduction.
   Limitations on Deductibility of Trust Expenses by Unitholders. Each Unitholder's pro rata share of each expense paid by the Trust is deductible by the Unitholder to the same extent as though the expense had been paid directly by him. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unitholders may be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions subject to this limitation.
   Recognition of Taxable Gain or Loss Upon Disposition of Securities by the Trust or Disposition of Units. As discussed above, a Unitholder may recognize taxable gain (or loss) when an Security is disposed of by the Trust or if the Unitholder disposes of a Unit. The Internal Revenue Service Restructuring and Reform Act of 1998 (the "1998 Tax Act") provides that for taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) realized from property (with certain exclusions) is subject to a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes for determining the holding period of the Unit. Capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income.
   In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.
   If a Unitholder disposes of a Unit he is deemed thereby to have disposed of his entire pro rata interest in all assets of the Trust including his pro rata portion of all Securities represented by a Unit.
   The Taxpayer Relief Act of 1997 (the "1997 Act") includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts or similar transactions) as constructive sales for purposes of recognition of gain (but not of loss) and for purposes of determining the holding period. Unitholders should consult their own tax advisers with regard to any such constructive sales rules.
   Special Tax Consequences of In Kind Distributions Upon Redemption of Units or Termination of the Trust. As discussed in "Rights of Unitholders--Redemption of Units", under certain circumstances a Unitholder tendering Units for redemption may request an in kind distribution. A Unitholder may also under certain circumstances request an in kind distribution upon the termination of the Trust. See "Rights of Unitholders--Redemption of Units." As previously discussed, prior to the redemption of Units or the termination of the Trust, a Unitholder is considered as owning a pro rata portion of each of the Trust's assets for federal income tax purposes. The receipt of an in kind distribution will result in a Unitholder receiving an undivided interest in whole shares of stock plus, possibly, cash.
   The potential tax consequences that may occur under an in kind distribution with respect to each Security held by the Trust will depend on whether or not a Unitholder receives cash in addition to Securities. A "Security" for this purpose is a particular class of stock issued by a particular corporation. A Unitholder will not recognize gain or loss if a Unitholder only receives Securities in exchange for his or her pro rata portion of the Securities held by the Trust. However, if a Unitholder also receives cash in exchange for a fractional share of Security held by the Trust, such Unitholder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unitholder and his tax basis in such fractional share of Security held by the Trust.
   Because the Trust will own many Securities, a Unitholder who requests an in kind distribution will have to analyze the tax consequences with respect to each Security owned by the Trust. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unitholder with respect to each Security owned by the Trust. Unitholders who request an in kind distribution are advised to consult their tax advisers in this regard.
   Computation of the Unitholder's Tax Basis. Initially, a Unitholder's tax basis in his Units will generally equal the price paid by such Unitholder of his Units. The cost of the Units is allocated among the Securities held in the Trust in accordance with the proportion of the fair market values of such Securities on the valuation date nearest the date the Units are purchased in order to determine such Unitholder's tax basis for his pro rata portion of each Security.
   A Unitholder's tax basis in his Units and his pro rata portion of a Security held by the Trust will be reduced to the extent dividends paid with respect to such Security are received by the Trust which are not taxable as ordinary income as described above.
   General. Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by the Trust (other than those that are not treated as United States source income, if any) will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.
   In general, income that is not effectively connected to the conduct of a trade or business within the United States that is earned by non-U.S. Unitholders and derived from dividends of foreign corporations will not be subject to U.S. withholding tax provided that less than 25 percent of the gross income of the foreign corporations for a three-year period ending with the close of its taxable year preceding payment was not effectively connected to the conduct of a trade or business within the United States. In addition, such earnings may be exempt from U.S. withholding pursuant to a specific treaty between the United States and a foreign country. Non-U.S. Unitholders should consult their own tax advisers regarding the imposition of U.S. withholding on distributions from the Trust.
   It should be noted that payments to the Trust of dividends on Securities that are attributable to foreign corporations may be subject to foreign withholding taxes and Unitholders should consult their tax advisers regarding the potential tax consequences relating to the payment of any such withholding taxes by the Trust. Any dividends withheld as a result thereof will nevertheless be treated as income to the Unitholders. Because, under the grantor trust rules, an investor is deemed to have paid directly his share of foreign taxes that have been paid or accrued, if any, an investor may be entitled to a foreign tax credit or deduction for United States tax purposes with respect to such taxes. The 1997 Act imposes a required holding period for such credits. Investors should consult their tax advisers with respect to foreign withholding taxes and foreign tax credits.
   At the termination of the Trust, the Trustee will furnish to each Unitholder of the Trust a statement containing information relating to the dividends received by the Trust on the Securities, the gross proceeds received by the Trust from the disposition of any Security (resulting from redemption or the sale of any Security), and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to Unitholders and to the Internal Revenue Service.
   In the opinion of special counsel to the Trust for New York tax matters, the Trust is not an association taxable as a corporation and the income of the Trust will be treated as the income of the Unitholders under the existing income tax laws of the State and City of New York.
   The foregoing discussion relates only to the tax treatment of U.S. Unitholders ("U.S. Unitholders") with regard to federal and certain aspects of New York State and City income taxes. Unitholders may be subject to taxation in New York or in other jurisdictions and should consult their own tax advisers in this regard. As used herein, the term "U.S. Unitholder" means an owner of a Unit of the Trust that (a) is (i) for United States federal income tax purposes a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source or (b) does not qualify as a U.S. Unitholder in paragraph (a) but whose income from a Unit is effectively connected with such Unitholder's conduct of a United States trade or business. The term also includes certain former citizens of the United States whose income and gain on the Units will be taxable. Unitholders should consult their tax advisers regarding potential foreign, state or local taxation with respect to the Units.

TRUST OPERATING EXPENSES
--------------------------------------------------------------------------------
   Compensation of Sponsor, Supervisor and Evaluator. The Sponsor will not receive any fees in connection with its activities relating to the Trusts. However, the Supervisor and Evaluator, which are affiliates of the Sponsor, will receive the annual fee for portfolio supervisory and evaluation services set forth in the "Fee Table". These fees may exceed the actual costs of providing these services to the Trusts but at no time will the total amount received for supervisory and evaluation services rendered to all Van Kampen unit investment trusts in any calendar year exceed the aggregate cost of providing these services in that year.
   Trustee's Fee. For its services the Trustee will receive the fee from each Trust set forth in the "Fee Table" (which includes the estimated amount of miscellaneous Trust expenses). The Trustee benefits to the extent there are funds in the Capital and Income Accounts since these Accounts are non-interest bearing to Unitholders and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to each Trust is expected to result from the use of these funds.
   Miscellaneous Expenses. The following additional charges are or may be incurred by a Trust: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of such Trust, (b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect a Trust and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of a Trust without negligence, bad faith or wilful misconduct on its part, (g) foreign custodial and transaction fees,
(h) costs associated with liquidating the securities held in a Trust portfolio and (i) expenditures incurred in contacting Unitholders upon termination of a Trust.
   General. During the initial offering period, all of the fees and expenses of a Trust will accrue on a daily basis and will be charged to the Trust at the end of the initial offering period. After the initial offering period, all of the fees and expenses of a Trust will accrue on a daily basis and will be charged to the Trust on a monthly basis.
   The deferred sales charge, fees and expenses are generally paid out of the Capital Account of the related Trust. When these amounts are paid by or owing to the Trustee, they are secured by a lien on the related Trust's portfolio. It is expected that Securities will be sold to pay these amounts which will result in capital gains or losses to Unitholders. See "Taxation". The Supervisor's, Evaluator's and Trustee's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index or, if this category is not published, in a comparable category.

OTHER MATTERS
--------------------------------------------------------------------------------
   Legal Opinions. The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Winston & Strawn has acted as counsel to the Trustee and as special counsel for New York tax matters.
   Independent Certified Public Accountants. The statements of condition and the related portfolios included in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in this Prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION
--------------------------------------------------------------------------------
   This Prospectus does not contain all the information set forth in the Registration Statement filed by the Trusts with the SEC. The Information Supplement, which has been filed with the SEC, includes more detailed information concerning the Securities, investment risks and general information about the Trusts. The Information Supplement may be obtained by contacting the Trustee at (800) 856-8487 or is available along with other related materials at the SEC's internet site (http://www.sec.gov).


TABLE OF CONTENTS
--------------------------------------------------------------------------------
        Title                                    Page
        -----                                    ----
   Summary of Essential Financial Information..     2
   Fee Table...................................     3
   Telecommunications Trust....................     4
   Pharmaceutical Trust........................     6
   Utility Trust...............................     8
   Notes to Portfolios.........................    10
   The Securities..............................    11
   Report of Independent Certified
      Public Accountants.......................    19
   Statements of Condition ....................    20
   The Trusts..................................   A-1
   Objectives and Securities Selection.........   A-1
   Risk Factors................................   A-2
   Public Offering.............................   A-4
   Rights of Unitholders.......................   A-7
   Trust Administration........................  A-10
   Taxation....................................  A-12
   Trust Operating Expenses....................  A-15
   Other Matters...............................  A-16
   Additional Information......................  A-16



                                   PROSPECTUS


--------------------------------------------------------------------------------

                                February 16, 1999

                                   Van Kampen
                                Focus Portfolios


          Telecommunications
          Trust, Series 5

          Pharmaceutical
          Trust, Series 5

          Utility Trust, Series 5








                              Van Kampen Funds Inc.



                               One Parkview Plaza
                        Oakbrook Terrace, Illinois 60181

                             2800 Post Oak Boulevard
                              Houston, Texas 77056

              Please retain this prospectus for future reference.

                                   Van Kampen
                             Information Supplement
                     Van Kampen Focus Portfolios, Series 136



--------------------------------------------------------------------------------
     This Information Supplement provides additional information concerning the risks and operations of the Trust which is not described in the Prospectus. This Information Supplement should be read in conjunction with the Prospectus. This Information Supplement is not a prospectus, does not include all of the information that an investor should consider before investing in a Trust and may not be used to offer or sell Units without the Prospectus. Copies of the Prospectus can be obtained by contacting the Sponsor at One Parkview Plaza, Oakbrook Terrace, Illinois 60181 or by contacting your broker. This Information Supplement is dated as of the date of the Prospectus and all capitalized terms have been defined in the Prospectus.

                                Table of Contents
                                                                            Page
Risk Factors ...............................................................   2
The Trusts .................................................................   5
Sponsor Information ........................................................   6
Trustee Information ........................................................   7
Trust Termination ..........................................................   7

RISK FACTORS
     Price Volatility. Because the Trusts invest in common stocks of U.S. and foreign companies, you should understand the risks of investing in common stocks before purchasing Units. These risks include the risk that the financial condition of the company or the general condition of the stock market may worsen and the value of the stocks (and therefore Units) will fall. Common stocks are especially susceptible to general stock market movements. The value of common stocks often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of Units will fluctuate with the value of the stocks in a Trust and may be more or less than the price you originally paid for your Units. As with any investment, we cannot guarantee that the performance of a Trust will be positive over any period of time. Because the Trusts are unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments. In addition, because some Trusts hold a relatively small number of stocks, you may encounter greater market risk than in a more diversified investment.
     Dividends. Common stocks represent ownership interests in a company and are not obligations of the company. Accordingly, common stockholders have a right to receive payments from the company that is subordinate to the rights of creditors, bondholders or preferred stockholders of the company. This means that common stockholders have a right to receive dividends only if a company's board of directors declares a dividend and the company has provided for payment of all of its creditors, bondholders and preferred stockholders. If a company issues additional debt securities or preferred stock, the owners of these securities will have a claim against the company's assets before common stockholders if the company declares bankruptcy or liquidates its assets even though the common stock was issued first. As a result, the company may be less willing or able to declare or pay dividends on its common stock.
     Foreign Stocks. Because certain Trusts invest in foreign common stocks, they involve additional risks that differ from an investment in domestic stocks. Investments in foreign securities may involve a greater degree of risk than those in domestic securities. There is generally less publicly available information about foreign companies in the form of reports and ratings similar to those that are published about issuers in the United States. Also, foreign issuers are generally not subject to uniform accounting, auditing and financial reporting requirements comparable to those applicable to United States issuers. With respect to certain foreign countries, there is the possibility of adverse changes in investment or exchange control regulations, expropriation, nationalization or confiscatory taxation, limitations on the removal of funds or other assets of a Trust, political or social instability, or diplomatic developments which could affect United States investments in those countries. Moreover, industrial foreign economies may differ favorably or unfavorably from the United States' economy in terms of growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position. Foreign securities markets are generally not as developed or efficient as those in the United States. While growing in volume, they usually have substantially less volume than the New York Stock Exchange, and securities of some foreign issuers are less liquid and more volatile than securities of comparable United States issuers. Fixed commissions on foreign exchanges are generally higher than negotiated commissions on United States exchanges. There is generally less government supervision and regulation of securities exchanges, brokers and listed issuers than in the United States.
     Foreign Currencies. Certain Trusts also involve the risk that fluctuations in exchange rates between the U.S. dollar and foreign currencies may negatively affect the value of the stocks. For example, if a foreign stock rose 10% in price but the U.S. dollar gained 5% against the related foreign currency, a U.S. investor's return would be reduced to about 5%. This is because the foreign currency would "buy" fewer dollars or, conversely, a dollar would buy more of the foreign currency. Many foreign currencies have fluctuated widely against the U.S. dollar for a variety of reasons such as supply and demand of the currency, investor perceptions of world or country economies, political instability, currency speculation by institutional investors, changes in government policies, buying and selling of currencies by central banks of countries, trade balances and changes in interest rates. A Trust's foreign currency transactions will be conducted with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. These dealers realize a profit based on the difference between the price at which they buy the currency (bid price) and the price at which they sell the currency (offer price). The Evaluator will estimate the currency exchange rates based on current activity in the related currency exchange markets, however, due to the volatility of the markets and other factors, the estimated rates may not be indicative of the rate a Trust might obtain had the Trustee sold the currency in the market at that time.
     Liquidity. Whether or not the stocks in a Trust are listed on a stock exchange, the stocks may delist from the exchange or principally trade in an over-the-counter market. As a result, the existence of a liquid trading market could depend on whether dealers will make a market in the stocks. We cannot guarantee that dealers will maintain a market or that any market will be liquid. The value of the stocks could fall if trading markets are limited or absent.
     Additional Units. The Sponsor may create additional Units of a Trust by depositing into the Trust additional stocks or cash with instructions to purchase additional stocks. A cash deposit could result in a dilution of your investment and anticipated income because of fluctuations in the price of the stocks between the time of the deposit and the purchase of the stocks and because the Trust will pay brokerage fees.
     Voting. Only the Trustee may sell or vote the stocks in a Trust. While you may sell or redeem your Units, you may not sell or vote the stocks in your Trust. The Sponsor will instruct the Trustee how to vote the stocks. The Trustee will vote the stocks in the same general proportion as shares held by other shareholders if the Sponsor fails to provide instructions.
     Year 2000. The Trusts could be negatively impacted if computer systems used by the Sponsor, Evaluator, Supervisor or Trustee or other service providers to the Trusts do not properly process date-related information after January 1, 2000. This is commonly known as the "Year 2000 Problem". The Sponsor, Evaluator, Supervisor and Trustee are taking steps to address this problem and to obtain reasonable assurances that other service providers to the Trusts are taking comparable steps. We cannot guarantee that these steps will be sufficient to avoid any adverse impact on the Trusts. This problem is expected to impact corporations to varying degrees based on factors such as industry sector and degree of technological sophistication. We cannot predict what impact, if any, this problem will have on the issuers of stocks in the Trusts.
    Telecommunications Issuers. Because the Telecommunications and Utility Trusts may be concentrated in the telecommunications industry, the value of the Units of these Trusts may be susceptible to factors affecting the telecommunications industry. The telecommunications industry is subject to governmental regulation and the products and services of telecommunications companies may be subject to rapid obsolescence. These factors could affect the value of Units. Telephone companies in the United States, for example, are subject to both state and federal regulations affecting permitted rates of returns and the kinds of services that may be offered. Certain types of companies represented in a Trust portfolio are engaged in fierce competition for a share of the market of their products. As a result, competitive pressures are intense and the stocks are subject to rapid price volatility. While a Trust portfolio concentrates on the securities of established suppliers of traditional telecommunication products and services, a Trust may also invest in smaller telecommunications companies which may benefit from the development of new products and services. These smaller companies may present greater opportunities for capital appreciation, and may also involve greater risk than large, established issuers. Such smaller companies may have limited product lines, market or financial resources, and their securities may trade less frequently and in limited volume than the securities of larger, more established companies. As a result, the prices of the securities of such smaller companies may fluctuate to a greater degree than the prices of securities of other issuers.
    Health Care Issuers. An investment in Units of the Pharmaceuticals Trust should be made with an understanding of the problems and risks inherent in the healthcare industry in general. Healthcare companies involved in advanced medical devices and instruments, drugs and biotech, managed care, hospital management/health services and medical supplies have potential risks unique to their sector of the healthcare field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic. In addition, healthcare facility operators may be affected by events and conditions including, among other things, demand for services, the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third-party payor programs.
    Legislative proposals concerning healthcare are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs), national health insurance, incentives for competition in the provision of healthcare services, tax incentives and penalties related to healthcare insurance premiums and promotion of pre-paid healthcare plans. The Sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of Securities in the Trust.
    Utility Issuers. An investment in Units of the Utility Trust should be made with an understanding of the characteristics of the public utility industry and the risks which such an investment may entail. General problems of the public utility industry include the difficulty in obtaining an adequate return on invested capital despite frequent increases in rates which have been granted by the public service commissions having jurisdiction, the difficulty in financing large construction programs during an inflationary period, the restrictions on operations and increased cost and delays attributable to environmental and other regulatory considerations, the difficulty of the capital markets absorbing utility debt and equity securities, the difficulty in obtaining fuel for electric generation at reasonable prices, and the effects of energy conservation. There is no assurance that public service commissions will grant rate increases in the future or that any such increases will be adequate to cover operating and other expenses and debt service requirements. All of the public utilities which are issuers of the Securities have been experiencing many of these problems in varying degrees. Furthermore, utility stocks are particularly susceptible to interest rate risk, generally exhibiting an inverse relationship to interest rates. As a result, electric utility stock prices may be adversely affected as interest rates rise. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders form other customers. Similarly, the success of certain companies is tied to a relatively small concentration of products or technologies with intense competition between companies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.
    Utilities are generally subject to extensive regulation by state utility commissions which, for example, establish the rates which may be charged and the appropriate rate of return on an approved asset base, which must be approved by the state commissions. Certain utilities have had difficulty from time to time in persuading regulators, who are subject to political pressures, to grant rate increases necessary to maintain an adequate return on investment and voters in many states have the ability to impose limits on rate adjustments (for example, by initiative or referendum). Any unexpected limitations could negatively affect the profitability of utilities whose budgets are planned far in advance. In addition, gas pipeline and distribution companies have had difficulties in adjusting to short and surplus energy supplies, enforcing or being required to comply with long-term contracts and avoiding litigation from their customers, on the one hand, or suppliers, on the other.
    Certain of the issuers of the Securities may own or operate nuclear generating facilities. Governmental authorities may from time to time review existing, and impose additional, requirements governing the licensing, construction and operation of nuclear power plants. Nuclear generating projects in the electric utility industry have experienced substantial cost increases, construction delays and licensing difficulties. These have been caused by various factors, including inflation, high financing costs, required design changes and rework, allegedly faulty construction, objections by groups and governmental officials, limits on the ability to finance, reduced forecasts of energy requirements and economic conditions. This experience indicates that the risk of significant cost increases, delays and licensing difficulties remain present until completion and achievement of commercial operation of any nuclear project. Also, nuclear generating units in service have experienced unplanned outages or extensions of scheduled outages due to equipment problems or new regulatory requirements sometimes followed by a significant delay in obtaining regulatory approval to return to service. A major accident at a nuclear plant anywhere, such as the accident at a plant in Chernobyl, could cause the imposition of limits or prohibitions on the operation, construction or licensing of nuclear units.
    In view of the uncertainties discussed above, there can be no assurance that any company's share of the full cost of nuclear units under construction ultimately will be recovered in rates or the extent to which a company could earn an adequate return on its investment in such units. The likelihood of a significantly adverse event occurring in any of the areas of concern described above varies, as does the potential severity of any adverse impact. It should be recognized, however, that one or more of such adverse events could occur and individually or collectively could have a material adverse impact on a company's financial condition, the results of its operations, its ability to make interest and principal payments on its outstanding debt or to pay dividends.
    Other general problems of the gas, water, telephone and electric utility industries (including state and local joint action power agencies) include difficulty in obtaining timely and adequate rate increases, difficulty in financing large construction programs to provide new or replacement facilities during an inflationary period, rising costs of rail transportation to transport fossil fuels, the uncertainty of transmission service costs for both interstate and intrastate transactions, changes in tax laws which adversely affect a utility's ability to operate profitably, increased competition in service costs, recent reductions in estimates of future demand for electricity and gas in certain areas of the country, restrictions on operations and increased cost and delays attributable to environmental considerations, uncertain availability and increased cost of capital, unavailability of fuel for electric generation at reasonable prices, including the steady rise in fuel costs and the costs associated with conversion to alternate fuel sources such as coal, availability and cost of natural gas for resale, technical and cost factors and other problems associated with construction, licensing, regulation and operation of nuclear facilities for electric generation, including, among other considerations, the problems associated with the use of radioactive materials and the disposal of radioactive wastes, and the effects of energy conservation. Each of the problems referred to could adversely affect the ability of the issuers of any Securities to make dividend payments.

THE TRUSTS
    In seeking the Trusts' objectives, the Sponsor considered the ability of the Securities to outpace inflation. While inflation is currently relatively low, the United States has historically experienced periods of double-digit inflation. While the prices of securities will fluctuate, over time securities have outperformed the rate of inflation, and other less risky investments, such as government bonds and U.S. Treasury bills. Past performance is, however, no guarantee of future results.
    Investors should note that the selection criteria were applied to the Securities for inclusion in the Trusts as of the Initial Date of Deposit. Should a Security no longer meet the criteria used for selection for a Trust, such Security will not as a result thereof be removed from a Trust portfolio.
    Stocks have been acknowledged as one of the best ways to stay ahead of inflation over time. For example, common stocks (as represented by the Standard & Poor's 500 Index) have generally outperformed long-term U.S. Government bonds, U.S. Treasury bills and the rate of inflation over the long-term. Of course, this represents past performance of these categories and there is no guarantee of future results, either of these categories or of the Trust. In addition, the certain Trusts seek to provide access to international markets which have often generated historical returns superior to those in the United States. For example, during 1993-1997, the United States stock market ranked among the top three developed markets in total return only once and never ranked first (measured by the Morgan Stanley Capital International USA Index and MSCI country indexes).

SPONSOR INFORMATION
    Van Kampen Funds Inc., a Delaware corporation, is the Sponsor of the Trust. The Sponsor is an indirect subsidiary of Van Kampen Investments Inc. Van Kampen Investments Inc. is a wholly owned subsidiary of MSAM Holdings II, Inc., which in turn is a wholly owned subsidiary of Morgan Stanley Dean Witter & Co. ("MSDW").
    MSDW, together with various of its directly and indirectly owned subsidiaries, is engaged in a wide range of financial services through three primary businesses: securities, asset management and credit services. These principal businesses include securities underwriting, distribution and trading; merger, acquisition, restructuring and other corporate finance advisory activities; merchant banking; stock brokerage and research services; asset management; trading of futures, options, foreign exchange commodities and swaps (involving foreign exchange, commodities, indices and interest rates); real estate advice, financing and investing; global custody, securities clearance services and securities lending; and credit card services.
    Van Kampen Funds Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds with roots in money management dating back to 1926. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has offices at One Parkview Plaza, Oakbrook Terrace, Illinois 60181, (630) 684-6000 and 2800 Post Oak Boulevard, Houston, Texas 77056, (713)
993-0500. As of November 30, 1998, the total stockholders' equity of Van Kampen Funds Inc. was $135,236,000 (audited). (This paragraph relates only to the Sponsor and not to the Trust or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)
    As of September 30, 1997, the Sponsor and its Van Kampen affiliates managed or supervised approximately $65.3 billion of investment products, of which over $10.85 billion is invested in municipal securities. The Sponsor and its Van Kampen affiliates managed $54 billion of assets, consisting of $34.3 billion for 55 open-end mutual funds (of which 45 are distributed by Van Kampen Funds Inc.) $14.2 billion for 37 closed-end funds and $5.5 billion for 106 institutional accounts. The Sponsor has also deposited approximately $26 billion of unit investment trusts. All of Van Kampen's open-end funds, closed-ended funds and unit investment trusts are professionally distributed by leading financial firms nationwide. Based on cumulative assets deposited, the Sponsor believes that it is the largest sponsor of insured municipal unit investment trusts, primarily through the success of its Insured Municipals Income Trust(R) or the IM-IT(R) trust. The Sponsor also provides surveillance and evaluation services at cost for approximately $13 billion of unit investment trust assets outstanding. Since 1976, the Sponsor has serviced over two million investor accounts, opened through retail distribution firms.
    If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trusts as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

TRUSTEE INFORMATION
    The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.
    The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Trust portfolios.
    In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for each Trust. Such records shall include the name and address of, and the number of Units of each Trust held by, every Unitholder. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in each Trust.
    Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its respon sibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.
    Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

TRUST TERMINATION
    A Trust may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Units of such Trust then outstanding or by the Trustee when the value of the Securities owned by a Trust, as shown by any evaluation, is less than $500,000 ($3,000,000 if the value of the Trust has exceeded $15,000,000). A Trust will be liquidated by the Trustee in the event that a sufficient number of Units of such Trust not yet sold are tendered for redemption by the Sponsor, so that the net worth of such Trust would be reduced to less than 40% of the value of the Securities at the time they were deposited in such Trust. If a Trust is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date.
    Commencing during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of the Trusts. The Sponsor will determine the manner, timing and execution of the sales of the Securities. The Sponsor shall direct the liquidation of the Securities in such manner as to effectuate orderly sales and a minimal market impact. In the event the Sponsor does not so direct, the Securities shall be sold within a reasonable period and in such manner as the Trustee, in its sole discretion, shall determine. At least 30 days before the Mandatory Termination Date the Trustee will provide written notice of any termination to all Unitholders of the appropriate Trust and in the case of a Trust will include with such notice a form to enable Unitholders owning 1,000 or more Units to request an in kind distribution of the U.S.-traded Securities. To be effective, this request must be returned to the Trustee at least five business days prior to the Mandatory Termination Date. On the Mandatory Termination Date (or on the next business day thereafter if a holiday) the Trustee will deliver each requesting Unitholder's pro rata number of whole shares of the U.S.-traded Securities in a Trust to the account of the broker-dealer or bank designated by the Unitholder at Depository Trust Company. The value of the Unitholder's fractional shares of the Securities will be paid in cash. Unitholders with less than 1,000 Units, Unitholders in a Trust with 1,000 or more Units not requesting an in kind distribution will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. Regardless of the distribution involved, the Trustee will deduct from the funds of the appropriate Trust any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in a Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder of each Trust his pro rata share of the balance of the Income and Capital Accounts of such Trust.
    Within 60 days of the final distribution Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.

                       CONTENTS OF REGISTRATION STATEMENTS

         This Amendment to the Registration Statement comprises the following papers and documents:

         The facing sheet
         The Prospectus
         The signatures
         The consents of independent public accountants and legal counsel

The following exhibits:

1.1 Copy of Trust Agreement.

3.1 Opinion and consent of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to the Federal Income tax status of securities being registered.

3.3 Opinion and consent of counsel as to New York tax status of securities being registered.

4.1 Consent of Interactive Data Corporation.

4.2 Consent of Independent Certified Public Accountants.

7.1 Powers of Attorney.

                                   SIGNATURES

         The Registrant, Van Kampen Focus Portfolios, Series 136, hereby identifies Van Kampen Merritt Equity Opportunity Trust, Series 1, Series 2, Series 4 and Series 7 and Van Kampen American Capital Equity Opportunity Trust, Series 13, Series 14, Series 57 and Series 89 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen Focus Portfolios, Series 136 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 16th day of February, 1999.

                     Van Kampen Focus Portfolios, Series 136
                            By Van Kampen Funds Inc.


                                                             By Gina M. Costello
                                                             Assistant Secretary

         Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on February 16, 1999 by the following persons who constitute a majority of the Board of Directors of Van Kampen Funds Inc.

          SIGNATURE                             TITLE

Richard F. Powers III               Chairman and Chief Executive              )

                                       Officer                                )

John H. Zimmerman III               President and Chief Operating             )

                                       Officer                                )

William R. Rybak                    Executive Vice President and              )
                                       Chief Financial Officer                )

A. Thomas Smith III                 Executive Vice President,                 )
                                       General Counsel and Secretary          )

Michael H. Santo                    Executive Vice President                  )


Gina M. Costello                    (Attorney-in-fact*)


--------------------------------------------------------------------------------
 *An executed copy of each of the related powers of attorney is filed herewith.